Management’s Discussion and Analysis
For the three and six months ended June 30, 2026
(Expressed in United States Dollars, unless otherwise stated)

Management’s Discussion and Analysis For the three and six months ended June 30, 2026

This Management’s Discussion and Analysis (“MD&A”) of the financial position and results of operations for Equinox Gold Corp. (the “Company” or “Equinox Gold”) should be read in conjunction with the audited consolidated financial statements of the Company as at and for the year ended December 31, 2025 and the unaudited condensed consolidated interim financial statements of the Company as at and for the three and six months ended June 30, 2026 and the related notes thereto, which have been prepared using IFRS Accounting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Further information about Equinox Gold can be found in the Company’s regulatory filings, including the Company's Annual Information Form, available on SEDAR+ at www.sedarplus.ca, on EDGAR at www.sec.gov, and on the Company’s website at www.equinoxgold.com.
This MD&A is prepared by management and approved by the Board of Directors as of August 5, 2026. This discussion and analysis covers the three and six months ended June 30, 2026 (“Q2 2026” or the “Quarter” for the three months ended June 30, 2026 and “H1 2026” for the six months ended June 30, 2026) and the subsequent period up to the date of issuance of this MD&A. All dollar amounts are in United States Dollars (“USD”), except where otherwise noted.
This MD&A contains forward-looking statements. Readers are cautioned as to the risks and uncertainties related to the forward-looking statements, the risks and uncertainties associated with investing in the Company’s securities, and the risks and uncertainties associated with technical and scientific information under National Instrument 43-101 (“NI 43-101”) concerning the Company’s material properties, including information about Mineral Reserves and Mineral Resources. All Forward-looking Information is qualified by cautionary notes in this MD&A, as well as the risks and uncertainties discussed in the Company’s 2025 Annual Information Form for the year ended December 31, 2025, the Company’s Management Information Circular dated June 19, 2026 and the Company’s MD&A for the three months and year ended December 31, 2025, both of which are filed on SEDAR+ and EDGAR.
Throughout this MD&A, cash costs, cash costs per ounce (“oz”) sold, all-in sustaining costs (“AISC”), AISC per oz sold, adjusted net income, adjusted earnings per share (“EPS”), mine-site free cash flow, EBITDA (earnings before interest, taxes, depreciation and amortization) (“EBITDA”), adjusted EBITDA, net debt, and sustaining capital expenditures are non-IFRS financial measures with no standard meaning under IFRS. Non-IFRS measures are further discussed in the Non-IFRS Measures section of this MD&A.
The following additional abbreviations may be used within this MD&A: Brazilian Real (“BRL”); Canadian dollar (“CAD”); carbon-in-leach (“CIL”); gold (“Au”); grams per tonne (“g/t”); lost-time injury frequency rate (“LTIFR”), metre (“m”); Mexican Peso (“MXN”); million tonnes per annum (“Mtpa”); Nicaraguan Cordoba (“NIO”); reverse circulation (“RC”); significant environmental incident frequency rate (“SEIFR”); tailings storage facility (“TSF”); tonnes per day (“tpd”); tonnes per annum (“tpa”); troy ounce (“oz”), total recordable injury frequency rate (“TRIFR”); United States Dollars in millions (“M$”).

Management’s Discussion and Analysis For the three and six months ended June 30, 2026

Management’s Discussion and Analysis For the three and six months ended June 30, 2026

BUSINESS OVERVIEW
Equinox Gold was founded with the strategic vision of building a diversified, Americas-focused gold company focused on high-quality and high-margin production. The Company’s goal is to be a top-quartile valued gold producer, delivering strong per-share returns while maintaining a disciplined approach to capital allocation. Equinox Gold is focused on continuing to optimize its portfolio, prioritizing long-life, low-cost assets and organic growth opportunities to maximize shareholder value. The Company is committed to operating responsibly and safely, creating lasting economic and social benefits for its host communities, and fostering a safe and inclusive workplace for its employees and contractors.
In its first nine years, the Company has grown from a single-asset developer to a multi-asset gold producer with a portfolio of gold mines in the Americas, a multi-million-ounce gold reserve base and a strong growth profile from a pipeline of development and expansion projects. At June 30, 2026, the Company’s operating gold mines were the Greenstone Gold Mine (“Greenstone”) and Valentine Gold Mine (“Valentine”) in Canada, the Mesquite Mine (“Mesquite”) in the United States, and La Libertad Mine Complex (“Libertad”) and El Limon Mine Complex (“Limon”) in Nicaragua (together, the “Nicaragua Operations”). All of the Company’s mines are 100% owned. On July 31, 2026, the Company completed its acquisition of Orla Mining Ltd. (“Orla”), through which, the Company acquired a 100% ownership interest in the Musselwhite Mine ("Musselwhite") in Canada, the Camino Rojo Mine ("Camino Rojo") in Mexico, and the development-stage South Railroad Project ("South Railroad") in the United States. The acquisition of Orla is described in further detail in the Highlights for the Three Months Ended June 30, 2026 section.
The Company’s Castle Mountain Mine (“Castle Mountain”) in the United States was transitioned to development status in September 2024 to focus on advancing permitting for the planned expansion, although residual leaching and rinsing of the heap leach pad is yielding small amounts of gold production.
On June 25, 2026, the Company announced that it had ratified 20-year land access agreements with all three communities hosting the Los Filos Mine Complex (“Los Filos”) in Mexico and had initiated activities to support a gradual restart of operations. Operations at Los Filos had been indefinitely suspended in April 2025 following the expiry of land access agreements. During the suspension, Los Filos was reclassified as a development project while the Company evaluated its long-term potential, including consideration of the results of ongoing exploration, technical studies and engineering activities.
On June 17, 2025, Equinox Gold completed the business combination (the “Calibre Acquisition”) with Calibre Mining Corp. (“Calibre”) which owned and operated mines in Nicaragua, the United States and Canada (collectively, the “Calibre Assets”). On October 1, 2025, the Company sold the Pan Mine (“Pan”), a producing gold mine, and the Gold Rock and Illipah gold development projects, all in Nevada, United States, to Mining Americas Inc. (“Mining Americas”), formerly Minera Alamos Inc. In November 2025, Valentine, located in Newfoundland & Labrador, Canada, achieved commercial production.
The Company’s Aurizona Mine (“Aurizona”), RDM Mine and Bahia Complex in Brazil (together, the “Brazil Operations”) were owned and operated by Equinox Gold up to January 23, 2026 when the sale of the Company’s 100% interest in the Brazil Operations (the “Brazil Sale Transaction”) was completed. The operating and financial results from the Brazil Operations for the period from January 1 to 23, 2026 are reported as discontinued operations (“Discontinued Operations”) in the Company’s condensed consolidated interim financial statements for the three and six months ended June 30, 2026 and the three and six months ended June 30, 2025 have been restated to conform with the current period presentation of the Brazil Operations as Discontinued Operations. The Brazil Sale Transaction is described in further detail in the Corporate section of this MD&A.
Equinox Gold’s common shares trade under the symbol “EQX” on the Toronto Stock Exchange (“TSX”) in Canada and on the NYSE American Stock Exchange (“NYSE-A”) in the United States.

Management’s Discussion and Analysis For the three and six months ended June 30, 2026

HIGHLIGHTS FOR THE THREE MONTHS ENDED JUNE 30, 2026
Operational
•Produced 176,836 ounces of gold from all of the Company’s assets (“All Operations”)(1) during the Quarter, including 64,656 ounces from Greenstone, 32,617 ounces from Valentine, 59,476 ounces from the Nicaragua Operations and 18,572 ounces from Mesquite, all of which are included in the Company’s 2026 Guidance, as well as 1,515 ounces from Castle Mountain (collectively, “Continuing Operations”)
•Sold 177,959 ounces of gold during the Quarter at an average realized gold price of $4,256 per oz
•Cash costs per oz(2) of $1,816 and AISC per oz(2) of $2,175
•Total recordable injury frequency rate(3) of 2.87 for the Quarter; eight lost-time injuries during the Quarter
Earnings
•Income from mine operations of $301.7 million
•Net income of $230.6 million or $0.29 per share (basic), and net income from Continuing Operations of $218.6 million or $0.27 per share (basic)
•Adjusted net income of $123.3 million(2) or $0.16 per share(2)
Financial
•Cash flow from All Operations before changes in non-cash working capital of $272.0 million ($203.4 million after changes in non-cash working capital)
•Adjusted EBITDA from All Operations of $358.3 million(2)
•Sustaining capital expenditures of $59.1 million(2) and non-sustaining capital expenditures of $137.1 million
•Cash and cash equivalents (unrestricted) of $317.8 million at June 30, 2026
•Net debt(2) of $265.2 million at June 30, 2026
Corporate
•On April 17, 2026, the draft Environmental Impact Statement (“EIS”), issued by the Bureau of Land Management, and the draft Environmental Impact Report (“EIR”) issued by the state lead agency under the California Environmental Quality Act were both published for the Castle Mountain development project.
•On April 27, 2026, the Company amended its revolving credit facility (“Revolving Facility”) to increase the facility size from $850.0 million to $1.0 billion and extend the maturity date from July 31, 2029 to July 31, 2030. The amendment is described in more detail in the Corporate section of this MD&A. At June 30, 2026, there was $559.6 million available to be drawn on the Revolving Facility.

(1) All Operations relates to Continuing Operations and Discontinued Operations.
(2) Cash costs per oz sold, AISC per oz sold, adjusted net income, adjusted EPS, adjusted EBITDA, sustaining capital expenditures and net debt are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.

(3) Total recordable injury frequency rate (“TRIFR”) is reported per million hours worked. TRIFR is the total number of injuries excluding those requiring simple first aid treatment.

Management’s Discussion and Analysis For the three and six months ended June 30, 2026

HIGHLIGHTS FOR THE THREE MONTHS ENDED JUNE 30, 2026 (CONTINUED)
Corporate (continued)
•On May 12, 2026, Equinox Gold entered into a definitive arrangement agreement under which the Company agreed to acquire 100% of the issued and outstanding common shares of Orla through an at-market share exchange transaction pursuant to a court-approved plan of arrangement (the “Orla Transaction”). The Orla Transaction closed on July 31, 2026. Orla shareholders received 1.00 Equinox Gold common share and $0.0001 in cash for each Orla common share held. On closing, the Company issued 378.1 million common shares with a total fair value of $3.6 billion to former Orla shareholders, based on the Company’s quoted common share price of C$13.19 per share on the acquisition date. Upon closing, existing Equinox Gold shareholders and former Orla shareholders owned approximately 67% and 33%, respectively, of the outstanding common shares of the combined company, respectively. A summary of changes resulting from the Orla Transaction is provided below:
◦Following the close of the Transaction, the Company fully repaid Orla’s revolving credit facility and term loan, totalling $115.7 million
◦Darren Hall will retire from Equinox Gold effective October 31, 2026. Jason Simpson, former President and CEO of Orla, joined Equinox Gold as President and will assume the role of Chief Executive Officer upon Darren Hall’s retirement
◦The Company’s leadership team consists of: Peter Hardie, Chief Financial Officer; Etienne Morin, Chief Capital Markets Officer; Andrew Cormier, Chief Operating Officer; Daniella Dimitrov, Chief Corporate Development, Sustainability and Risk Officer; Sylvain Guerard, Executive Vice President, Exploration; and Matthew MacPhail, Executive Vice President, Technical Services
◦The Board of Directors consists of: Chuck Jeannes (Chair), Lenard Boggio (Lead Director), Tamara Brown, Omaya Elguindi, Douglas Foster, Darren Hall, Blayne Johnson, Rob Krcmarov, Jason Simpson, David Stephens and Mike Vint. Ross Beaty will remain closely involved as Chair Emeritus and a special advisor.
•On June 5, 2026, the Company paid a $0.015 per common share cash dividend to shareholders of record at the close of business on May 21, 2026 totalling $11.8 million
•On June 22, 2026, the Company published its 2025 Sustainability Report
•On June 25, 2026, the Company announced that it had entered into 20-year land access agreements with all three communities hosting Los Filos, enabling the gradual restart of heap leach operations, while advancing technical studies to evaluate potential expansion opportunities. See Development Projects for more information.
Development and Exploration
•Drilled a total of 78,571 m across the portfolio and incurred exploration expenditures of $19.4 million during the Quarter

HIGHLIGHTS FOR THE SIX MONTHS ENDED JUNE 30, 2026
Operational
•Produced 374,464 ounces of gold from All Operations during the six months ended June 30, 2026, including 124,993 ounces from Greenstone, 59,681 ounces from Valentine, 140,757 ounces from the Nicaragua Operations and 31,745 ounces from Mesquite, all of which are included in the Company’s 2026 Guidance, as well as 3,814 ounces from Castle Mountain and 13,473 ounces from Brazil Operations for the period of ownership. The Brazil Operations were sold on January 23, 2026 and have been reported as Discontinued Operations in the Company’s condensed consolidated interim financial statements for the three and six months ended June 30, 2026 (see the Corporate section below).
•Sold 377,176 ounces of gold from All Operations during the six months ended June 30, 2026 at an average realized gold price of $4,440 per oz; sold 361,920 ounces of gold at an average realized gold price of $4,446 per oz from Continuing Operations

Management’s Discussion and Analysis For the three and six months ended June 30, 2026

HIGHLIGHTS FOR THE SIX MONTHS ENDED JUNE 30, 2026 (CONTINUED)
Operational (continued)
•Cash costs per oz(1) of $1,719 and AISC per oz(1) of $2,057 from All Operations; cash costs of $1,707 per oz(1) and AISC of $2,040 per oz(1) from Continuing Operations
Corporate
•Liquidity
▪Payments to extinguish and reduce loans and borrowings during the six months ended June 30, 2026 of $988.6 million:
▪On January 23, 2026, the Company fully repaid the $500 million term loan (“Term Loan”) and its $298.6 million secured term credit facility with Sprott Private Resource Lending II (Collector-2), LP (the “Sprott Loan”); and
▪During the six months ended June 30, 2026, the Company repaid $190.0 million of the outstanding principal under the Revolving Facility
▪In February 2026, the Company sold all of its common shares held of Mining Americas for total proceeds of C$56.1 million ($41.1 million)
•On January 23, 2026, the Company completed the sale of its 100% interest in the Brazil Operations to a third-party group (the “Buyer”). The Company received cash consideration of $891.1 million at closing. In addition, the Company is entitled to additional production-linked cash consideration of up to $115.0 million payable on January 23, 2027, based on gold ounces sold by the Brazil Operations in excess of specified thresholds during the 12-month period following closing. The Brazil Sale Transaction is described in more detail in the Corporate section of this MD&A.
•On February 26, 2026, the Company announced the approval of a normal course issuer bid (“NCIB”) to repurchase, for cancellation, up to an aggregate of 39,414,095 common shares of Equinox Gold, representing approximately 5% of the Company’s issued and outstanding common shares as of February 18, 2026. During the six months ended June 30, 2026, the Company repurchased 307,100 of its outstanding common shares at an average share price of C$20.93 per share for total consideration of $4.7 million. The shares were cancelled upon repurchase.
•During the six months ended June 30, 2026, the Company paid a $0.015 per common share cash dividend to shareholders of record as at the close of business on March 12, 2026 and May 21, 2026 totalling $23.7 million
Development and Exploration
•Issued updated technical reports for Greenstone and Valentine that outlined the expectation of producing on average 543,000 ounces of gold per year from Canada for the years 2026 to 2036, assuming completion of the Valentine Phase 2 expansion

RECENT DEVELOPMENTS
•On July 7, 2026, the Company sold 8.7 million common shares in Versamet Royalties Corporation (“Versamet”) for gross proceeds of C$129.9 million ($91.5 million).
•On August 5, 2026, the Board of Directors approved a 50% increase to the Company’s quarterly dividend to $0.0225 per common share, which equates to an annualized dividend of $0.09 per common share. The dividend is payable on September 2, 2026 to shareholders of record as of August 19, 2026
•On August 5, 2026, the Company’s Board of Directors approved the construction of the Valentine Phase 2 expansion project with an initial capital budget of $436 million, including $54 million of contingency. The updated 2026 guidance includes $50 to $60 million of growth capital related to the project, which was not included in the Company's original 2026 guidance. Construction is expected to be completed in late-2028.

(1) Cash costs per oz sold and AISC per oz sold are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.

Management’s Discussion and Analysis For the three and six months ended June 30, 2026

CONSOLIDATED OPERATIONAL AND FINANCIAL HIGHLIGHTS

		Three months ended			Six months ended
Operating data	Unit	June 30, 2026	March 31, 2026	June 30, 2025	June 30, 2026	June 30, 2025
Gold produced from operating assets included in Guidance(1)	oz	175,321	181,856	219,122	357,177	401,211
Less: Gold produced from Calibre Assets before close of Calibre Acquisition	oz	—	—	(71,743)	—	(143,282)
Add: Gold produced from assets not included in Guidance(1)	oz	1,515	15,772	3,470	17,287	38,210
Gold produced - All Operations	oz	176,836	197,628	150,849	374,464	296,139
Gold produced - Continuing Operations	oz	176,836	184,155	87,148	360,991	178,607
Gold produced - Discontinued Operations	oz	—	13,473	63,701	13,473	117,531
Gold sold - All Operations	oz	177,959	199,217	148,938	377,176	296,858
Gold sold - Continuing Operations	oz	177,959	183,960	88,453	361,920	180,921
Gold sold - Discontinued Operations	oz	—	15,257	60,485	15,257	115,937
Average realized gold price - All Operations	$/oz	4,256	4,604	3,207	4,440	3,033
Average realized gold price - Continuing Operations	$/oz	4,256	4,630	3,224	4,446	3,042
Average realized gold price - Discontinued Operations	$/oz	N/A	4,285	3,182	4,285	3,019
Cash costs per oz sold - All Operations(2)(3)	$/oz	1,816	1,633	1,480	1,719	1,625
Cash costs per oz sold - All Operations, excluding Los Filos(2)(3)(4)	$/oz	1,816	1,633	1,480	1,719	1,548
Cash costs per oz sold - Continuing Operations(3)	$/oz	1,816	1,601	1,401	1,707	1,603
Cash costs per oz sold - Discontinued Operations	$/oz	N/A	2,010	1,589	2,010	1,657
AISC per oz sold - All Operations(2)(3)	$/oz	2,175	1,950	1,961	2,057	2,013
AISC per oz sold - All Operations, excluding Los Filos(2)(3)(4)	$/oz	2,175	1,950	1,961	2,057	1,968
AISC per oz sold - Continuing Operations(3)	$/oz	2,175	1,908	1,859	2,040	1,932
AISC per oz sold - Discontinued Operations	$/oz	N/A	2,452	2,103	2,452	2,134
(1)The Brazil Operations, Los Filos and Castle Mountain are excluded from 2026 Guidance. Valentine, Los Filos and Castle Mountain were excluded from the 2025 production and cost guidance issued in June 2025 (“2025 Guidance”). References to 2025 Guidance and 2026 Guidance for the respective periods are interchangeably referred to as “Guidance”.
(2)Cash costs per oz sold and AISC per oz sold are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.
(3)Consolidated cash costs per oz sold and AISC per oz sold exclude Castle Mountain’s results after August 2024 when residual leaching commenced (see Development Projects) and Los Filos’ results after March 2025 when operations were indefinitely suspended on April 1, 2025 (see Development Projects). Consolidated cash costs per oz sold and AISC per oz sold include Valentine commencing December 2025 after the mine achieved commercial production. Consolidated AISC per oz sold excludes corporate general and administration expenses.
(4)Consolidated cash costs per oz sold and AISC per oz sold for Q1 2025 have been adjusted to exclude the results from Los Filos which were excluded from 2025 Guidance.
(5)Numbers in tables throughout this MD&A may not sum due to rounding.

Management’s Discussion and Analysis For the three and six months ended June 30, 2026

CONSOLIDATED OPERATIONAL AND FINANCIAL HIGHLIGHTS (CONTINUED)

		Three months ended			Six months ended
Financial data	Unit	June 30, 2026	March 31, 2026	June 30, 2025	June 30, 2026	June 30, 2025
Revenue	M$	769.8	861.6	285.8	1,631.4	551.5
Income from mine operations	M$	301.7	438.8	99.9	740.5	118.7
Net income (loss)	M$	230.6	310.1	23.8	540.7	(51.6)
Net income (loss) - Continuing Operations	M$	218.6	187.2	(28.4)	405.8	(106.9)
Net income - Discontinued Operations	M$	12.0	122.9	52.3	135.0	55.3
Earnings (loss) per share (basic)	$/share	0.29	0.39	0.05	0.68	(0.11)
Earnings (loss) per share (basic) - Continuing Operations	$/share	0.27	0.24	(0.06)	0.51	(0.22)
Earnings per share (basic) - Discontinued Operations	$/share	0.02	0.16	0.10	0.17	0.12
Adjusted EBITDA - All Operations(1)	M$	358.3	527.2	199.1	885.5	340.6
Adjusted EBITDA - Continuing Operations	M$	358.3	493.0	105.8	851.3	187.2
Adjusted EBITDA - Discontinued Operations	M$	—	34.2	93.3	34.2	153.4
Adjusted net income - All Operations(1)	M$	123.3	234.0	42.5	357.3	8.6
Adjusted net income (loss) - Continuing Operations	M$	123.3	217.2	(6.6)	340.5	(44.9)
Adjusted net income - Discontinued Operations	M$	—	16.8	49.1	16.8	53.5
Adjusted EPS - All Operations(1)	$/share	0.16	0.30	0.09	0.45	0.02
Adjusted EPS - Continuing Operations	$/share	0.16	0.28	(0.01)	0.43	(0.09)
Adjusted EPS - Discontinued Operations	$/share	—	0.02	0.10	0.02	0.11

Balance sheet and cash flow data
Cash and cash equivalents (unrestricted)	M$	317.8	363.0	406.7	317.8	406.7
Net debt(1)	M$	265.2	251.8	1,373.7	265.2	1,373.7
Operating cash flow before changes in non-cash working capital	M$	272.0	341.0	126.0	613.0	199.3
(1)Adjusted EBITDA, adjusted net income, adjusted EPS and net debt are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.
(2)Numbers in tables throughout this MD&A may not sum due to rounding.

Management’s Discussion and Analysis For the three and six months ended June 30, 2026

CONSOLIDATED OPERATIONAL AND FINANCIAL HIGHLIGHTS (CONTINUED)
Gold ounces sold from All Operations in Q2 2026 were 19% higher compared to Q2 2025 primarily due to the impact of production from Valentine and the Nicaragua Operations which were acquired as part of the Calibre Acquisition in June 2025, and an increase in production at Greenstone, as it was in the ramp-up stage in Q2 2025 after reaching commercial production in November 2024. These increases were partially offset by the impact of the sale of the Brazil Operations and lower gold ounces sold at Mesquite due to mine sequencing delivering the majority of ounces in the first half of 2025, whereas in 2026, the majority of ounces are expected to be delivered to the pad in second half of 2026.
Gold ounces sold from All Operations for the six months ended June 30, 2026 were 27% higher compared to the same period in 2025, primarily for the reasons noted above, as well as the impact of the indefinite suspension of operations at Los Filos in April 2025.
Revenue from Continuing Operations was higher in Q2 2026 compared to Q2 2025 due to a 32% increase in the realized gold price per oz sold and an increase in gold ounces sold. The realized gold price per oz sold for Q2 2026 was $4,256 and generated $769.8 million in revenue from Continuing Operations, compared to $3,224 per oz sold of gold in Q2 2025, which generated $285.8 million in revenue from Continuing Operations.
Revenue from Continuing Operations was higher for the six months ended June 30, 2026 due to a 46% increase in the realized gold price per oz sold and an increase in gold ounces sold. The Company realized $4,446 per ounce of gold sold for the six months ended June 30, 2026, generating $1,631.4 million in revenue from Continuing Operations, compared to $3,042 per ounce of gold sold for the six months ended June 30, 2025, generating $551.5 million in revenue from Continuing Operations.
Cash costs per oz sold from All Operations were 23% higher in Q2 2026 compared to Q2 2025, primarily due to the impact of the addition of the Calibre Assets after the Calibre Acquisition in June 17, 2025, elevated costs at Valentine as it ramps up operations after reaching commercial production at the end of November 2025, and higher diesel costs across all sites.
Cash costs per oz sold from All Operations were 6% higher for the six months ended June 30, 2026 compared to the same period in 2025. The increase in cash costs per oz sold are impacted by the same factors as the three months ended June 30, 2026.
AISC per oz sold from All Operations was 11% higher in Q2 2026 compared to Q2 2025 due to the higher cash costs mentioned above, partially offset by higher gold ounces sold, which reduced the impact of relatively consistent sustaining capital expenditures.
AISC per oz sold from All Operations were 2% higher for the six months ended June 30, 2026 compared to the same period in 2025. The increase in AISC per oz sold was impacted by the same factors as the three months ended June 30, 2026.
Income from mine operations for the three and six months ended June 30, 2026 was $301.7 million (Q2 2025 - $99.9 million) and $740.5 million (six months ended June 30, 2025 - $118.7 million), respectively. Income from mine operations was higher in the three and six months ended June 30, 2026 compared to the same periods in 2025 due to income from the Nicaragua Operations and Valentine, increased production resulting from the ramp up at Greenstone and a 46% increase in the average realized gold price per ounce sold.
Net income for Q2 2026 was $230.6 million (Q2 2025 - $23.8 million) and for the six months ended June 30, 2026 was $540.7 million (six months ended June 30, 2025 - net loss $51.6 million). The higher net income in Q2 2026 compared to Q2 2025 and for the six months ended June 30, 2026 compared to the six months ended June 30, 2025 is mainly driven by higher income from mine operations. The higher net income in H1 2026 was also due to a decrease in finance expense due to the extinguishment of the Term Loan in Q1 2026 and the positive impact of amendments to the Revolving Facility during Q2 2026. Other income also had a positive impact due to changes in the fair value of various derivatives and the gain on amendment of the Revolving Facility during Q2 2026; partially offset by losses on extinguishment of the Term Loan and Sprott Loan during Q1 2026. These positive variances were partially offset by higher income tax expense driven by higher income, primarily relating to operations in Canada and Nicaragua. The net income for the six months ended June 30, 2026 was also impacted by the gain on sale of Brazil Operations, which is included in net income from Discontinued Operations.

Management’s Discussion and Analysis For the three and six months ended June 30, 2026

CONSOLIDATED OPERATIONAL AND FINANCIAL HIGHLIGHTS (CONTINUED)
In Q2 2026, adjusted EBITDA from All Operations was $358.3 million (Q2 2025 - $199.1 million) and for the six months ended June 30, 2026 was $885.5 million (six months ended June 30, 2025 - $340.6 million). In Q2 2026, adjusted net income from All Operations was $123.3 million (Q2 2025 - $42.5 million) and for the six months ended June 30, 2026 was $357.3 million (six months ended June 30, 2025 - $8.6 million). The increase in adjusted EBITDA and adjusted net income in Q2 2026 compared to Q2 2025, and for the six months ended June 30, 2026 compared to the same period in 2025 was primarily due to higher income from mine operations as described above. In addition, adjusted net income was impacted by higher income tax expense as described above.

2026 GUIDANCE AND OUTLOOK
Prior to the completion of the Orla Transaction, the Company’s guidance estimated gold production of 700,000 to 800,000 ounces of gold, cash costs of $1,425 to $1,525 per ounce and AISC of $1,775 to $1,875 per ounce sold (“2026 Original Guidance”).
Following completion of the Orla Transaction on July 31, 2026, the Company has updated its 2026 guidance to reflect the combined company (“2026 Updated Guidance”). The 2026 Updated Guidance supersedes the standalone Equinox Gold 2026 Original Guidance and is set out below:

	Gold Production (oz)(4)	Cash Cost ($/oz)(1)(2)	AISC ($/oz)(1)(2)	Growth Capital (M$)(3)	Growth Exploration (M$)(3)	G&A(6) (M$)
Greenstone	250,000 - 275,000	$1,550 - $1,650	$1,900 - $2,000	$145 - $155	~$5	n/a
Musselwhite(4)	100,000 - 110,000	$1,200 - $1,300	$1,700 - $1,800	$10 - $15	$10 - $15	n/a
Valentine(5)	140,000 - 150,000	$1,900 - $2,100	$2,000 - $2,200	$180 - $200	$25 - $30	n/a
Nicaragua	225,000 - 250,000	$1,800 - $1,900	$2,000 - $2,100	$115 - $125	$25 - $30	n/a
Camino Rojo(4)	55,000 - 65,000	$700 - $800	$950 - $1,050	$30 - $35	~$5	n/a
Mesquite	70,000 - 80,000	$1,800 - $1,900	$2,500 - $2,600	~$10	~$5	n/a
Project Pipeline(7)	—	—	—	$105 - $120	$35 - $40	n/a
Consolidated	870,000 - 920,000	$1,600 - $1,700	$1,900 - $2,000	$600 - $650	$110 - $120	$95 - $105
(1)Cash costs per oz sold and AISC per oz sold are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes. Consolidated AISC per oz sold excludes corporate general and administrative expenses.
(2)Exchange rates used to forecast 2026 cash cost and AISC per oz include the following: CAD 1.34 to USD 1, NIO 36.74 to USD 1 and MXN 19.50 to USD 1
(3)Growth capital excludes non-sustaining capital exploration. Growth exploration expenditures include non-sustaining exploration capital and expense. The terms “Growth” and “Non-sustaining” are used interchangeably in this document. See Non-IFRS Measures.
(4)Includes production and costs from Musselwhite and Camino Rojo commencing August 1, 2026
(5)Valentine’s 2026 Growth Capital includes $50 to $60 million allocated to Phase 2
(6)General and administrative expenses (“G&A”) exclude share-based compensation and transaction costs
(7)Project Pipeline includes South Railroad, Los Filos and Castle Mountain. 2026 growth capital guidance includes $70 to $80 million for South Railroad and $35 to $40 million for Los Filos.
(8)Total is the sum of the individual mine-level amounts. Numbers may not sum due to rounding.

Management’s Discussion and Analysis For the three and six months ended June 30, 2026

OPERATIONS
Greenstone, Ontario, Canada
Greenstone is an open-pit mine with a 9.8 Mtpa per year carbon-in-pulp process plant located in Ontario, Canada. Commissioning activities at Greenstone commenced in Q1 2024 and commercial production was achieved in November 2024. Greenstone is in the late-stages of ramping up to full design capacity.
Operating and financial results for the three and six months ended June 30, 2026

		Three months ended			Six months ended
Operating data	Unit	June 30, 2026	March 31, 2026	June 30, 2025	June 30, 2026	June 30, 2025
Ore mined	kt	4,472	2,754	3,039	7,226	5,367
Waste mined	kt	12,934	13,469	12,050	26,403	22,034
Open pit strip ratio	w:o	2.89	4.89	3.96	3.65	4.11
Tonnes processed	kt	2,444	2,209	2,014	4,653	3,673
Average gold grade processed	g/t	1.15	0.98	0.92	1.07	0.98
Recovery	%	77.4	80.4	85.1	78.7	83.0
Gold produced	oz	64,656	60,338	51,274	124,993	95,723
Gold sold	oz	64,595	61,264	51,478	125,859	96,286
Financial data
Revenue(2)	M$	266.8	279.7	166.1	546.5	295.6
Cash costs(1)	M$	103.9	92.0	76.3	195.9	146.6
Sustaining capital(1)	M$	36.3	25.7	22.5	62.0	34.1
Reclamation expenses	M$	2.4	1.5	0.4	3.9	0.7
Total AISC(1)	M$	142.6	119.2	99.2	261.7	181.4
Non-sustaining expenditures	M$	57.2	31.0	13.5	88.2	42.8
Unit analysis
Realized gold price per oz sold	$/oz	4,131	4,565	3,227	4,342	3,070
Cash costs per oz sold(1)	$/oz	1,608	1,502	1,482	1,556	1,523
AISC per oz sold(1)	$/oz	2,207	1,945	1,927	2,080	1,885
Mining cost per tonne mined	$/t	4.09	4.04	3.36	4.07	3.25
Processing cost per tonne processed	$/t	16.04	16.18	15.11	16.10	15.13
G&A cost per tonne processed	$/t	10.03	10.18	8.21	10.10	8.33
(1)Cash costs, sustaining capital, AISC, cash costs per oz sold and AISC per oz sold are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.
(2)Revenue is reported net of silver revenue.
Q2 2026 Analysis
Production
Greenstone gold production was 26% and 31% higher for the three and six months ended June 30, 2026 compared to the same periods in 2025 due to increases of 47% and 35% in ore mined and 21% and 27% in tonnes processed, respectively, offset partially by decreases of 9% and 5% in recoveries, respectively, primarily due to higher-than-expected arsenic levels. Mining volumes were positively impacted by additional fleet, with mining rates averaged more than 199,000 tpd following the winter months and mill throughput averaged 26,856 tpd. In addition, the plant achieved a growing number of days operating above nameplate capacity, with 69% of days exceeding 27,000 tpd in Q2 2026 compared to 51% in Q1 2026. The mill throughput averaged 29,188 tpd in May 2026 and 26,021 tpd in June 2026.
Mining unit costs for the three months ended June 30, 2026 were 22% higher compared to the same period in 2025, primarily due to an increase in diesel prices and an increase in diesel usage. Mining unit costs for the six months ended June 30, 2026 were 25% higher compared to the same period in 2025, primarily due to harsher winter conditions and underground voids encountered in Q1 2026 compared with Q1 2025 limited the volume of material moved, increasing in unit costs during Q1 2026 and contributing to higher H1 2026 unit costs.

Management’s Discussion and Analysis For the three and six months ended June 30, 2026

Processing unit costs for the three and six months ended June 30, 2026 were both 6% higher compared to the same periods in 2025, primarily due to increased consumables usage and the price for sulfur dioxide, copper sulfate and cyanide.
Cash costs per oz sold were 9% and 2% higher for the three and six months ended June 30, 2026, respectively, compared to the same periods in 2025 primarily due to higher operating costs associated with the expanded mining fleet, partially offset by an increase in gold ounces sold.
AISC per oz sold was 15% and 10% higher for the three and six months ended June 30, 2026, respectively, compared to the same periods in 2025 due to the increase in cash costs and an increase in sustaining capital expenditures. Sustaining capital expenditures for the three and six months ended June 30, 2026 of $36.3 million and $62.0 million, respectively, primarily related to shovels, other mobile equipment and infrastructure.
Non-sustaining expenditures for the three and six months ended June 30, 2026 of $57.2 million and $88.2 million, respectively, primarily related to initial capital, fleet leasing costs, purchases of machinery, equipment and infrastructure and costs associated with relocating the Ontario Provincial Police station.
Exploration and Development
Exploration and resource development at Greenstone in 2026 has been expanded from a 20,000-metre core drilling program to a 32,000-metre program, designed to test the mineral potential of prospective near-surface and deeper targets within the Greenstone area and Brookbank deposit, in addition to supplementary geophysical surveys, modelling and compilation activities. Drilling contractor selection was finalized at the end of Q2 2026 and drill rigs are expected to be progressively mobilized starting in Q3 2026. Exploration expenditures at Greenstone for the three and six months ended June 30, 2026 were $0.7 million and $0.8 million, respectively.

Outlook
The focus for the near term at Greenstone is to: (i) continue to improve mining efficiency around voids in the pits using recently acquired remote-operated equipment acquired earlier in the year which enables access to higher grade ore in the pit and increase overall volumes mined; and (ii) to continue to optimize plant throughput above nameplate capacity.

Management’s Discussion and Analysis For the three and six months ended June 30, 2026

Valentine, Newfoundland and Labrador, Canada
Valentine is an open-pit mine with a conventional 2.5 Mtpa crush-grind CIL operation located in central Newfoundland and Labrador, Canada, that Equinox Gold acquired on June 17, 2025 as part of the Calibre Acquisition. First gold pour was achieved in September 2025, followed by commercial production at the end of November 2025. In the first quarter of 2026, an updated technical report for Valentine was released, which included details of the planned Phase 2 expansion. Following the completion of Phase 2 construction, which is targeted for the second half of 2028, throughput is expected to increase to approximately 5.0 Mtpa and Valentine’s annual gold production is expected to average approximately 223,000 ounces per year for ten years, as described in more detail in the Development Projects section.
Figures for periods prior to the Calibre Acquisition are not presented in the table below.
Operating and financial results

		Three months ended			Six months ended
Operating data	Unit	June 30, 2026	March 31, 2026	December 31, 2025	June 30, 2026
Ore mined	kt	918	1,309	1,007	2,227
Waste mined	kt	8,995	8,930	6,139	17,925
Open pit strip ratio	w:o	9.80	6.82	6.10	8.05
Tonnes processed	kt	703	557	558	1,261
Average gold grade processed	g/t	1.57	1.50	1.53	1.54
Recovery	%	93.5	93.4	91.7	93.4
Gold produced	oz	32,617	27,064	23,207	59,681
Gold sold	oz	33,870	26,106	19,155	59,976
Financial data
Revenue(3)	M$	139.2	120.0	80.5	259.2
Cash costs(1)	M$	76.0	52.2	30.2	128.2
Sustaining capital(1)	M$	4.8	6.3	—	11.1
Reclamation expenses	M$	0.4	0.4	0.2	0.8
Total AISC(1)	M$	81.2	58.9	30.4	140.1
Non-sustaining expenditures	M$	52.2	44.2	70.3	96.3
Unit analysis
Realized gold price per oz sold	$/oz	4,108	4,598	4,204	4,321
Cash costs per oz sold(1)(2)	$/oz	2,244	2,000	1,579	2,138
AISC per oz sold(1)(2)	$/oz	2,399	2,256	1,588	2,336
Mining cost per tonne mined	$/t	5.90	5.21	5.13	5.55
Processing cost per tonne processed	$/t	25.41	28.25	18.15	26.66
G&A cost per tonne processed	$/t	35.66	36.84	25.46	36.18
(1)Cash costs, sustaining capital, AISC, cash costs per oz sold and AISC per oz sold are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.
(2)Consolidated cash cost per oz sold and AISC per oz sold for the three months ended December 31, 2025 includes results from Valentine from December 2025 after the mine reached commercial production in November 2025.
(3)Revenue is reported net of silver revenue.
Q2 2026 Analysis
Production
Valentine produced 32,617 ounces for the three months ended June 30, 2026, an increase of 21% compared to the three months ended March 31, 2026 and tonnes processed were 26% higher for the three months ended June 30, 2026 compared to the three months ended March 31, 2026. In Q2 2026, ramp-up activities progressed and the process plant averaged 7,730 tpd or 113% of nameplate capacity and exceeded nameplate capacity in both May and June.

In Q1 2026, a severe winter in Newfoundland hampered ramp-up activities, resulting in slower than anticipated mining rates and delays in accessing planned ore zones in Q1 2026.

Management’s Discussion and Analysis For the three and six months ended June 30, 2026

Cash costs per oz sold were 12% higher for the three months ended June 30, 2026 compared to the three months ended March 31, 2026, primarily due to an increase in diesel prices and an increase in blasting activity to improve access to broken stocks. The increase in cash cost is partially offset by an increase in gold ounces sold.
AISC per oz sold was 6% higher for the three months ended June 30, 2026 compared to the three months ended March 31, 2026 primarily due to the increase in cash costs per oz sold.
Non-sustaining expenditures for the three and six months ended June 30, 2026 of $52.2 million and $96.3 million primarily related to initial capital including operations camp expansion, temporary effluent treatment plant, sedimentation ponds, tailings management facility raise, capitalized exploration and Phase 2 project construction costs.
Exploration and Development
The 2026 Newfoundland exploration program is focusing on a combination of near-mine development and generative drilling targets in the Frank, Sprite and Banshee zones and recommencing a helicopter-supported drilling program at the recently discovered Minotaur zone. A total of 26,329 metres of drilling was completed in the three months ended June 30, 2026, bringing the total for 2026 to 44,769 metres of a planned 101,000 metres program. Exploration expenditures for the three and six months ended totaled $6.8 million and $11.4 million, respectively.

Outlook
The focus for the near term at Valentine is to increase ore grade delivered to the plant through continued optimization of high-precision GPS guidance systems on the shovels and increase blasted material inventory, which enables improvement of selective mining practices and ore blending options.

Management’s Discussion and Analysis For the three and six months ended June 30, 2026

Nicaragua Operations
Equinox Gold acquired La Libertad Mine Complex (“Libertad”) and El Limon Mine Complex (“Limon”) in Nicaragua (together, the “Nicaragua Operations”) on June 17, 2025, as part of the Calibre Acquisition. Limon and Libertad are both mine and mill operations and form part of Nicaragua’s hub-and-spoke strategy, where ore from multiple open-pit and underground deposits is processed at either the Limon or Libertad mills, which together have 2.7 Mtpa installed processing capacity. Financial figures for periods prior to the Calibre Acquisition are not presented in the table below.
Operating and financial results

		Three months ended		Period from	Six months ended
Operating data - Nicaragua Operations	Unit	June 30, 2026	March 31, 2026	June 17 to June 30 2025(1)	June 30, 2026
Ore mined - open pit	kt	427	483	103	910
Waste mined - open pit	kt	12,538	11,168	1,388	23,707
Open pit strip ratio	w:o	29.37	23.14	13.44	26.06
Average open pit gold grade	g/t	2.88	2.21	4.79	2.52
Ore mined - underground	kt	87	96	23	183
Average underground gold grade	g/t	3.36	2.98	2.41	3.16
Ore mined - total	kt	514	579	127	1,092
Tonnes processed	kt	625	587	80	1,212
Average gold grade processed	g/t	3.08	3.79	3.77	3.42
Recovery	%	90.4	90.8	90.6	90.7
Gold produced	oz	59,476	81,280	—	140,757
Gold sold	oz	59,441	81,120	—	140,561
Operating data - El Limon Mill
Tonnes processed	kt	133	121	20	254
Average gold grade processed	g/t	4.11	4.82	4.84	4.45
Recovery	%	88.9	89.9	90.8	89.4
Gold produced	oz	15,214	20,293	—	35,507
Gold sold	oz	15,195	20,228	—	35,424
Operating data - La Libertad Mill
Tonnes processed	kt	492	466	60	958
Average gold grade processed	g/t	2.80	3.52	3.27	3.15
Recovery	%	91.0	91.2	89.2	91.1
Gold produced	oz	44,262	60,987	—	105,250
Gold sold	oz	44,246	60,891	—	105,137
Financial data - Nicaragua Operations
Revenue(3)	M$	264.4	382.3	—	646.6
Cash costs(2)	M$	110.6	125.6	—	236.3
Sustaining capital(2)	M$	10.3	11.9	1.2	22.2
Sustaining lease payments	M$	0.1	0.1	—	0.2
Reclamation expenses	M$	1.1	0.6	0.1	1.7
Total AISC(2)	M$	122.2	138.2	1.3	260.4
Non-sustaining expenditures	M$	33.2	37.9	6.1	71.2
(1)Limon and Libertad were acquired as part of the Calibre Acquisition. Operational and financial results are for the period from June 17 to June 30, 2025.
(2)Cash costs, sustaining capital, AISC, cash costs per oz sold and AISC per oz sold are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.
(3)Revenue is reported net of silver revenue.

Management’s Discussion and Analysis For the three and six months ended June 30, 2026

Operating and financial results (continued)

		Three months ended			Six months ended
Unit analysis - Nicaragua Operations	Unit	June 30, 2026	March 31, 2026	June 17 to June 30 2025	June 30, 2026
Realized gold price per oz sold	$/oz	4,448	4,712	—	4,600
Cash costs per oz sold(1)	$/oz	1,861	1,548	—	1,681
AISC per oz sold(1)	$/oz	2,056	1,703	—	1,853
(1)Cash costs per oz sold and AISC per oz sold are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.
Q2 2026 Analysis
Production
Gold production from the Nicaragua Operations was 27% lower for the three months ended June 30, 2026 compared to the three months ended March 31, 2026, primarily due to the impact in Q1 2026 of a drawdown of gold from inventory in-circuit in December 31, 2025 and a decrease in grades at Libertad.
Cash costs and AISC per oz sold were 20% and 21% higher, respectively, for the three months ended June 30, 2026 compared to the three months ended March 31, 2026, primarily due to lower ounces sold in Q2 2026.
Exploration and Development
A total of 33,971 metres were drilled at Limon, Libertad and the Eastern Borosi Mine (EBM) region of Nicaragua in Q2 2026. 11 drill rigs were in operation at the end of June 2026 across all projects. The year-to-date drilling total is 53,801 metres compared to a plan of 49,201 metres. Advanced exploration drilling at Limon continued to focus on resource growth and conversion opportunities at the Babilonia, Temerario Sur and Talavera trend vein targets. At Libertad, follow-up exploration drilling began in May 2026 along the El Tigre-Calvario vein trend. At EBM, infill confirmation drilling began in June 2026. Exploration expenditures at the Nicaragua Operations for the three and six months ended June 30, 2026 were $6.5 million and $11.7 million.

Management’s Discussion and Analysis For the three and six months ended June 30, 2026

Mesquite Mine, California, USA
Mesquite is an open pit, run-of-mine heap leach gold mine located in Imperial County, California which has been operating since 1986 and was acquired by Equinox Gold in October 2018.
Operating and financial results for the three months ended June 30, 2026:

		Three months ended			Six months ended
Operating data	Unit	June 30, 2026	March 31, 2026	June 30, 2025	June 30, 2026	June 30, 2025
Ore mined and stacked on leach pad	kt	3,528	2,028	3,355	5,556	4,746
Waste mined	kt	8,357	10,347	9,606	18,704	20,604
Open pit strip ratio	w:o	2.37	5.10	2.86	3.37	4.34
Average gold grade stacked to leach pad	g/t	0.33	0.31	0.55	0.32	0.60
Gold produced	oz	18,572	13,174	31,324	31,745	43,595
Gold sold	oz	18,537	13,177	31,183	31,714	43,489
Financial data
Revenue(2)	M$	80.4	60.6	101.1	141.0	136.5
Cash costs(1)	M$	29.8	21.0	39.1	50.8	57.1
Sustaining capital(1)	M$	7.4	9.1	11.3	16.6	12.5
Reclamation expenses	M$	0.6	0.3	2.7	0.9	3.9
Total AISC(1)	M$	37.8	30.4	53.1	68.2	73.4
Non-sustaining expenditures	M$	0.2	0.8	0.1	1.0	8.8
Unit analysis
Realized gold price per oz sold	$/oz	4,337	4,599	3,241	4,446	3,139
Cash costs per oz sold(1)	$/oz	1,607	1,591	1,255	1,600	1,312
AISC per oz sold(1)	$/oz	2,040	2,305	1,704	2,150	1,688
Mining cost per tonne mined	$/t	2.32	2.08	1.64	2.20	1.64
Processing cost per tonne processed	$/t	3.84	5.53	3.68	4.46	4.79
G&A cost per tonne processed	$/t	1.35	2.83	1.43	1.89	2.18
(1)Cash costs, sustaining capital, AISC, cash costs per oz sold and AISC per oz sold are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.
(2)Revenue is reported net of silver revenue.

Q2 2026 Analysis
Production
Production was 41% and 27% lower in the three and six months ended June 30, 2026, respectively, compared to the same periods of 2025 as the mining sequence in 2025 resulted in stacking the majority of recoverable ounces in the first half of 2025, whereas in 2026, the majority of ounces are expected to be stacked to the pad in second half of 2026.
Mining unit costs were 41% and 34% higher for the three and six months ended June 30, 2026, respectively, compared to the same periods in 2025, with the three months ended June 30, 2026 impacted approximately 15% by higher diesel prices. Mining unit costs for the six months ended June 30, 2026 were also impacted by a significant portion of the site’s haul trucks reaching major component maintenance thresholds in the last twelve months.
Processing unit cost was 4% higher for the three months ended June 30, 2026 compared to the same period in 2025 primarily due to the impact of contractor spend on general projects.
Processing unit cost was 7% lower for the six months ended June 30, 2026 compared to the same period in 2025 primarily due to the impact of the increase in tonnes stacked during Q2 2026.
Cash costs per oz sold were 28% and 22% higher for the three and six months ended June 30, 2026, respectively, compared to the same periods in 2025 due primarily to the impact of higher mining unit costs and lower gold sold.

Management’s Discussion and Analysis For the three and six months ended June 30, 2026

AISC per oz sold was 20% and 27% higher for the three and six months ended June 30, 2026, respectively, compared to the same periods in 2025, primarily due to the impact of higher cash costs. For the three months ended June 30, 2026, the higher cash costs were offset partially by the impact of a decrease in sustaining capital expenditures related to capital stripping.
Sustaining capital expenditures for the three and six months ended June 30, 2026 of $7.4 million and $16.6 million, respectively, primarily related to capital stripping in the Brownie 4 Pit.
Non-sustaining expenditures for the three and six months ended June 30, 2026 were $0.2 million and $1.0 million, respectively, primarily related to capitalized exploration. In 2025, capital stripping activity related to the Ginger Pit was classified as non-sustaining expenditures.
Exploration and Development
Exploration activities at Mesquite during Q2 2026 focused on near‑mine resource expansion RC drilling, with 2,454 metres drilled along the northwest and southeast rims of the Ginger pit and the connection between the Vista and Rainbow pits, bringing the year-to-date total to 15,225 metres. Q1 2026 focused on near‑mine resource expansion and delineation, with RC drilling completed in the western and central‑north areas of the mine. Exploration expenditures totaled $1.5 million and $3.7 million for the three and six months ended June 30, 2026, respectively.

Outlook
Mesquite began stacking ore from Brownie 4, the primary ore source for the year, in Q1 2026. Based on the leach recovery curve, gold produced from Brownie 4 ore is expected to yield gold ounces from late Q2 2026 onward. As a result, Mesquite gold production is weighted to the second half of the year.

Management’s Discussion and Analysis For the three and six months ended June 30, 2026

DEVELOPMENT PROJECTS
Valentine Phase 2 Expansion, Canada
The Company has completed Phase 2 engineering studies for the Valentine Phase 2 expansion, as outlined in the Technical Report issued on March 30, 2026, aimed at significantly increasing processing throughput. The expansion targets an increase from the current design capacity of approximately 2.5 Mtpa to approximately 5.0 Mtpa. Valentine’s annual gold production is expected to average approximately 223,000 ounces per year for ten years.
2026 Update and Outlook
Final technical updates for the expansion were completed in late April 2026. During Q2 2026, detailed engineering was initiated and orders were placed for key long-lead items, including the additional ball mill and the cone crusher. Newfoundland and Labrador Hydro (“NL Hydro”) is prepared to proceed with the full System Impact Study (“SIS”), while detailed engineering continues in advance of the application submission for the additional power supply requirements associated with the Phase 2 expansion.
On August 5, 2026, the Board of Directors approved construction of the Valentine Phase 2 expansion project with an initial capital budget of $436 million, including $54 million of contingency. The 2026 Updated Guidance includes $50 to $60 million of growth capital related to the project, which was not included in the Company's 2026 Original Guidance. Construction is expected to be completed in late 2028.
Castle Mountain Expansion, California, USA
Based on a 2021 feasibility study, the expanded operations at Castle Mountain (the “Castle Mountain Expansion”) are expected to produce over 200,000 ounces of gold per year for an initial 14-year mine life. The Company expects to issue an updated feasibility study in early 2027.
In June 2025, the Castle Mountain Expansion was accepted as a FAST-41 Project by the United States Federal Permitting Improvement Steering Council. The FAST-41 permitting process is a federal permitting framework designed to streamline environmental reviews, improve inter-agency coordination and increase transparency, all of which is expected to reduce permitting timelines and enhance regulatory certainty.
2026 Update and Outlook
The Company is focused on advancing the engineering work for the Castle Mountain Expansion during 2026. An investment decision is expected during 2027 and is subject to a positive federal permitting decision, the receipt of county and state permits, and approval from the Company’s Board of Directors.
The draft EIS, issued by the Bureau of Land Management, and the draft EIR issued by the state lead agency under the California Environmental Quality Act were both published during Q2 2026. Publication of the draft EIR also initiates the review processes for certain additional state and local permits.

Los Filos Expansion, Guerrero, Mexico
On April 1, 2025, the Company suspended operations at Los Filos following the expiry of land access agreements. In Q2 2026, the Company signed 20-year land access agreements with all three host communities near Los Filos. With these agreements in place, the Company has initiated activities to support the gradual restart of heap leach operations and is advancing technical studies to evaluate potential expansion opportunities. A 2022 feasibility study outlined opportunities to expand operations and extend mine life, including the potential construction of a CIL plant, which remains part of the longer-term potential of the asset. The 2022 study, however, was prepared using a mineral reserve gold price assumption of $1,450 per ounce, and the Company believes there may be opportunities to enhance project economics through updated metal prices, as well as optimized operating assumptions and technical parameters.

Management’s Discussion and Analysis For the three and six months ended June 30, 2026

HEALTH, SAFETY AND ENVIRONMENT
Health & Safety
Equinox Gold had eight and nine lost-time injuries during the three and six months ended June 30, 2026, respectively. The Company’s LTIFR was 1.35 per million hours worked for the three months ended June 30, 2026 and 0.81 per million hours worked for the six months ended June 30, 2026. The Company’s TRIFR, which is a measure of all injuries that require the attention of medically trained personnel, was 2.87 per million hours worked for the three months ended June 30, 2026 and 2.33 per million hours worked for the six months ended June 30, 2026.
Environment
During Q2 2026, there were no significant environmental incidents as defined by the Company’s environmental standards. Following a review completed during the Quarter, the Company determined that the incident previously reported as a significant environmental incident in Q1 2026 had been incorrectly classified and did not meet the Company’s significant environmental incident threshold. As a result, there were no significant environmental incidents during H1 2026.

SUSTAINABILITY
During Q2 2026, the Company published its 2025 Sustainability Report suite, including independent assurance reports related to conformance with the Responsible Gold Mining Principles and the Conflict-Free Gold Standard. The publication of these reports represents a key milestone in the Company’s sustainability reporting and assurance program.
During the six months ended June 30, 2026, the Company also advanced the implementation of sustainability standards and management systems across the organization and further enhanced its sustainability reporting, governance and risk management practices. The Company intends to continue to advance the integration of sustainability practices across its operations while supporting the consistent implementation and continuous improvement of its standards, management systems and reporting processes.

CORPORATE
Sale of Brazil Operations
On January 23, 2026, the Company completed the sale of its 100% interest in the Brazil Operations. On closing of the Brazil Sale Transaction, the Company received cash consideration of $891.1 million, which is subject to customary post-closing working capital adjustments. For the three and six months ended June 30, 2026, the Company recognized a gain of $12.0 million and $117.7 million on sale of the Brazil Operations, respectively, which is net of the Company’s estimate as at June 30, 2026 of the probable indemnity payments relating to pre-closing tax and litigation matters.
In addition to the cash consideration received, the Company is entitled to additional production-linked cash consideration of up to $115.0 million payable on January 23, 2027, based on gold ounces sold by the Brazil Operations during the 12-month period following closing (the “Brazil Measurement Period”). The contingent consideration equals 12.5% of incremental revenue from gold sales above 200,000 ounces, subject to a maximum payment of $115.0 million if sales exceed 280,000 ounces during the Brazil Measurement Period.
The amount of consideration included in the calculation of gain on sale represents the amount that the Company expects to be entitled to in exchange for transferring the assets and liabilities of the Brazil Operations (the “Brazil Transaction Price”), which includes an estimate of the post-closing working capital adjustment. At June 30, 2026, the Company excluded the contingent production-linked consideration from the Brazil Transaction Price because the amount of the contingent payment has a high variability of possible outcomes that is dependent on factors outside of the Company’s influence. The uncertainty about the amount of contingent production-linked consideration will not be resolved until the end of the Brazil Measurement Period and the magnitude of any adjustment recognized as part of the gain on sale prior to the end of the Brazil Measurement Period could be significant.

Management’s Discussion and Analysis For the three and six months ended June 30, 2026

CORPORATE (CONTINUED)
Sale of Brazil Operations (Continued)
Future adjustments to the Brazil Transaction Price, including the post-closing working capital adjustment, changes in the Company’s estimate of the contingent production-linked consideration and changes in its estimate of probable indemnity payments, will be recognized in the statement of income or loss in the period in which the changes occur.
The Brazil Operations, being a component that represents a separate major geographical area of operations of the Company, has been presented as Discontinued Operations. Prior periods have been restated to conform with the current period presentation of the Brazil Operations as Discontinued Operations.
Credit Facility
On January 23, 2026, the Company repaid the $500.0 million balance under the Term Loan in full, without penalty, and the Term Loan facility was terminated. The Company recognized a loss of $16.0 million in other (expense) income on extinguishment of the Term Loan.
On April 27, 2026, the Company amended certain terms of its Revolving Facility. The amendments include an increase in the facility size from $850.0 million to $1.0 billion, an extension of the maturity date from July 31, 2029 to July 31, 2030, and an increase in the uncommitted accordion feature to $500.0 million. The amended terms also reduce the applicable interest rate from the applicable term rate based on the Secured Overnight Financing Rate (“SOFR”) plus a margin of 1.875% to 3.125% to SOFR plus a margin of 1.45% to 2.50%, based on the Company’s total net leverage ratio, and amend certain financial covenants, which include an increase to the senior net leverage ratio and a reduction in the interest coverage ratio.
During the six months ended June 30, 2026, the Company repaid $190.0 million of the outstanding principal under the Revolving Facility. At June 30, 2026, there was $559.6 million undrawn on the Revolving Facility.
Following the April 2026 amendment, the Revolving Facility is secured by a pledge over the shares of certain subsidiaries of the Company and asset level security on the property and assets of Greenstone, which will remain in place until the contingent payment obligation at Greenstone (“Greenstone Contingent Consideration”) is fully settled.
Sprott Loan
On January 23, 2026, the Company repaid the outstanding principal of $261.3 million and remaining balance of $25.1 million in additional payments payable under the Sprott Loan in full. Pursuant to the terms of the Sprott Loan, the Company paid an additional amount of $12.2 million, equal to the interest that would have been accrued on the principal amount prepaid from the date of prepayment to June 30, 2026. The Company recognized a loss of $16.6 million in other income (expense) on extinguishment of the Sprott Loan.

Management’s Discussion and Analysis For the three and six months ended June 30, 2026

FINANCIAL RESULTS
Net income for Q2 2026 was $230.6 million compared to net income of $23.8 million in Q2 2025. For the six months ended June 30, 2026, net income was $540.7 million compared to a net loss $51.6 million for the same period in 2025. Net income from Continuing Operations for Q2 2026 was $218.6 million compared to a net loss of $28.4 million in Q2 2025. For the six months ended June 30, 2026, net income from Continuing Operations was $405.8 million compared to a net loss of $106.9 million for the same period in 2025.
The higher net income for the three and six months ended June 30, 2026, compared to the same periods in 2025, was primarily driven by higher income from mine operations. Net income for the six months ended June 30, 2026 also benefited from the gain on sale of the Brazil Operations, which is included in discontinued operations. In addition, finance expense decreased following the extinguishment of the Term Loan in January 2026 and the impact of amendments to the Revolving Facility. Other income increased as a result of gains from changes in the fair value of the gold contracts, Greenstone Contingent Consideration, the 2025 Convertible Note conversion option, and the Equinox Gold warrant liability. These favourable impacts on net income were partially offset by losses recognized on the extinguishment of the Term Loan and the Sprott Loan in January 2026. The higher income from mine operations was primarily due to the contribution from the Nicaragua Operations and Valentine following the close of the Calibre Acquisition in June 2025, as well as the continued ramp up of Greenstone’s operations, and the impact of higher average realized gold prices compared to the same periods in 2025.

Selected financial results for the three and six months ended June 30, 2026 and 2025

$ amounts in millions, except per share amounts	Three months ended		Six months ended
	June 30, 2026	June 30, 2025(1)	June 30, 2026	June 30, 2025(1)
Continuing Operations
Revenue	$769.8	$285.8	$1,631.4	$551.5
Cost of sales
Operating expense	(341.6)	(133.2)	(652.5)	(329.3)
Depreciation and depletion	(126.5)	(52.7)	(238.4)	(103.5)
Income from mine operations	301.7	99.9	740.5	118.7
Care and maintenance expense	(22.4)	(35.3)	(43.1)	(45.2)
Exploration and evaluation expense	(9.8)	(0.8)	(16.1)	(1.5)
General and administration expense	(22.1)	(25.5)	(43.6)	(42.8)
Income from operations	247.4	38.4	637.6	29.2
Finance expense	(12.1)	(43.9)	(43.8)	(90.4)
Finance income	2.7	2.4	6.9	4.2
Other income (expense)	67.7	5.4	18.9	(10.3)
Net income (loss) before income taxes from Continuing Operations	305.6	2.3	619.6	(67.3)
Income tax expense	(87.0)	(30.7)	(213.8)	(39.7)
Net income (loss) from Continuing Operations	218.6	(28.4)	405.8	(106.9)

Discontinued Operations
Net income from Discontinued Operations	12.0	52.3	135.0	55.3
Net income (loss)	$230.6	$23.8	$540.7	$(51.6)

Net income (loss) per share - Continuing Operations
Basic	$0.27	$(0.06)	$0.51	$(0.22)
Diluted	$0.24	$(0.06)	$0.46	$(0.22)

Net income (loss) per share
Basic	$0.29	$0.05	$0.68	$(0.11)
Diluted	$0.25	$0.05	$0.62	$(0.11)
(1)    Restated. See ‘Sale of Brazil Operations’ in the Corporate section of this document.

Management’s Discussion and Analysis For the three and six months ended June 30, 2026

FINANCIAL RESULTS (CONTINUED)
Income from Mine Operations
Revenue for Q2 2026 was $769.8 million (Q2 2025 - $285.8 million) on sales of 177,959 ounces of gold (Q2 2025 - 88,453 ounces). Revenue increased by 169% in Q2 2026 compared to Q2 2025 primarily due to a 32% increase in the average realized gold price per ounce sold and a 101% increase in gold ounces sold.
Revenue for the six months ended June 30, 2026 was $1,631.4 million (six months ended June 30, 2025 -$551.5 million) on sales of 361,920 ounces of gold (six months ended June 30, 2025 - 180,921 ounces). Revenue increased by 196% for the six months ended June 30, 2026 compared to the same period in 2025 due to a 46% increase in the average realized gold price per ounce sold and a 100% increase in gold ounces sold.
Gold ounces sold for the three and six months ended June 30, 2026 were higher compared to the same periods in 2025, primarily due to the contribution of gold ounces sold from Nicaragua Operations following the Calibre Acquisition in June 2025, as well as gold sold at Valentine which reached commercial production in late Q4 2025, and higher gold sold at Greenstone as its ramp up continues, offset partially by a reduction of gold sold at Mesquite due to mine sequencing. Gold ounces sold for the six months ended June 30, 2026 compared to the same period in 2025 were also impacted by a reduction of gold sold at Los Filos as a result of the suspension of operations at Los Filos in April 2025.
Operating expense in Q2 2026 was $341.6 million (Q2 2025 - $133.2 million) and for the six months ended June 30, 2026 was $652.5 million (six months ended June 30, 2025 - $329.3 million). For the three and six months ended June 30, 2026, operating expense increased 156% and 98%, respectively, compared to the same periods in 2025 primarily due to additions from Nicaragua Operations following the Calibre Acquisition, as well as Valentine which reached commercial production in late Q4 2025, and Greenstone due to higher gold sales, offset partially by the impact of the suspension of operations at Los Filos.
Depreciation and depletion in Q2 2026 was $126.5 million (Q2 2025 - $52.7 million) and for the six months ended June 30, 2026 was $238.4 million (six months ended June 30, 2025 - $103.5 million). The increase for the three and six months ended June 30, 2026 compared to the same periods in 2025 was primarily due to the contribution of depreciation and depletion related to Nicaragua Operations and Valentine and higher depreciation and depletion at Greenstone due to higher gold ounces sold.
General and Administration
General and administration expense in Q2 2026 was $22.1 million (Q2 2025 - $25.5 million) and for the six months ended June 30, 2026 was $43.6 million (six months ended June 30, 2025 - $42.8 million). The decrease in Q2 2026 compared to Q2 2025 was primarily due to costs incurred in Q2 2025 related to the Calibre Acquisition and lower share-based compensation expense in Q2 2026 resulting from a decline in the Company’s share price compared to March 31, 2026, offset partially by costs incurred related to the Orla Transaction and office expenses associated with the growth of the Company. The increase for the six months ended June 30, 2026 compared to the same period in 2025 was primarily due to costs incurred related to the Orla Transaction and higher salaries and office expenses associated with the growth of the Company, offset partially by costs incurred related to the Calibre Acquisition in 2025 and lower share-based compensation expense in 2026 resulting from a decline in the Company’s share price compared to December 31, 2025.
Finance Expense
Finance expense in Q2 2026 was $12.1 million (Q2 2025 - $43.9 million) and for the six months ended June 30, 2026 was $43.8 million (six months ended June 30, 2025 - $90.4 million). The decrease for the three and six months ended June 30, 2026 compared to the same periods in 2025 was primarily due to repayment of the Term Loan in full in January 2026, as well as a decrease in finance expense related to the extended maturity date on the amended Revolving Facility in April 2026.

Management’s Discussion and Analysis For the three and six months ended June 30, 2026

FINANCIAL RESULTS (CONTINUED)
Other Income (Expense)
Other income for Q2 2026 was $67.7 million compared to other income of $5.4 million in Q2 2025. Other income for the six months ended June 30, 2026 was $18.9 million compared to other expense of $10.3 million for the same period in 2025. The following table summarizes the significant components of other expense:

	Three months ended		Six months ended
$’s in millions	June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2025
Change in fair value of foreign exchange contracts	$(5.3)	$31.3	$(6.0)	$62.0
Change in fair value of gold contracts	8.7	(13.3)	(7.3)	(44.1)
Change in fair value of Greenstone Contingent Consideration	10.4	(6.1)	6.3	(21.1)
Change in fair value of 2025 Convertible Notes conversion option	18.1	—	16.9	—
Change in fair value of Equinox Gold warrant liability	13.0	—	15.6	—
Net gain (loss) on modification and extinguishment of debt	18.2	—	(14.4)	—
Foreign exchange gain (loss)	3.3	(7.0)	7.1	(6.1)
Other income (expense)	1.4	0.6	0.7	(1.0)
Total other income (expense)	$67.7	$5.4	$18.9	$(10.3)
The change in fair value of foreign exchange contracts for Q2 2026 was a loss of $5.3 million (Q2 2025 - gain of $31.3 million) and for the six months ended June 30, 2026 was a loss of $6.0 million (six months ended June 30, 2025 - gain of $62.0 million). The losses recognized in the three and six months ended June 30, 2026 were primarily due to the impact of weakening of the CAD relative to the USD compared to the same periods in 2025. In January 2026, in conjunction with the sale of the Brazil Operations, the BRL foreign exchange contracts were fully settled, resulting in a realized gain of $9.6 million. During February 2026, the remaining MXN foreign exchange contracts were also fully settled. The gains recognized in the three and six months ended June 30, 2025 were primarily due to the impact of strengthening of the BRL, MXN and CAD relative to the USD.
The change in fair value of gold contracts for Q2 2026 was a gain of $8.7 million (Q2 2025 - loss of $13.3 million) and for the six months ended June 30, 2026 was a loss of $7.3 million (six months ended June 30, 2025 - loss of $44.1 million). The changes in fair value of gold contracts for the three and six months ended June 30, 2026 and 2025 related to gold collar and financial gold swap contracts. The gain in Q2 2026 was primarily due to a decrease in the forward gold price compared to the forward gold price at March 31, 2026, while the loss for the six months ended June 30, 2026 was primarily due to the forward gold price at June 30, 2026 being higher than the gold collar ceiling price.
The change in the fair value of the Greenstone Contingent Consideration derivative liability for Q2 2026 was a gain of $10.4 million (Q2 2025 - loss of $6.1 million) and for the six months ended June 30, 2026 was a gain of $6.3 million (six months ended June 30, 2025 - loss of $21.1 million). The gains for the three and six months ended June 30, 2026 were primarily due to a decrease in the average forward gold price compared to Q1 2026 and Q4 2025, respectively. The losses for the three and six months ended June 30, 2025 were primarily due to an increase in the average forward gold price compared to Q1 2025 and Q4 2024, respectively.
The gains on change in fair value of the 2025 Convertible Notes conversion option and the Equinox Gold warrant liability for the three and six months ended June 30, 2026 were primarily due to a decline in the Company’s share price compared to Q1 2026 and Q4 2025, respectively.
The net gain on modification and extinguishment of debt in Q2 2026 relates to the modification gain recognized upon amendment of the Revolving Facility in April 2026. The net loss for the six months ended June 30, 2026 relates to the extinguishment of the Term Loan and the Sprott Loan in January 2026, offset partially by the modification gain mentioned above.

Management’s Discussion and Analysis For the three and six months ended June 30, 2026

FINANCIAL RESULTS (CONTINUED)
Income Tax Expense
Tax expense for Q2 2026 was $87.0 million compared to tax expense of $30.7 million in Q2 2025. Tax expense for the six months ended June 30, 2026 was $213.8 million compared to $39.7 million for the same period in 2025.
The tax expense for the three months and six months ended June 30, 2026 was primarily due to the profitable operations in Canada, the U.S., and Nicaragua. These expenses were partially offset by the tax recovery from the impact from the amortization of fair value adjustments on the mining properties acquired through the Calibre Acquisition.
The tax expense for the three and six months ended June 30, 2025 was primarily due to profitable operations in Canada, U.S. and Brazil and an accrual relating to a tax audit in Mexico.
Selected Quarterly Information
The following tables set out selected unaudited consolidated quarterly results for the last eight quarters through June 30, 2026:

$ amounts in millions, except per share amounts	June 30, 2026	March 31, 2026	December 31, 2025	September 30, 2025(1)
Continuing Operations
Revenue	$769.8	$861.6	$681.4	$584.3
Cost of sales
Operating expense	(341.6)	(310.9)	(239.3)	(266.0)
Depreciation and depletion	(126.5)	(111.9)	(99.8)	(136.4)
Income from mine operations	301.7	438.8	342.3	181.9
Care and maintenance expense	(22.4)	(20.8)	(22.1)	(27.7)
Exploration and evaluation expense	(9.8)	(6.3)	(1.4)	(8.0)
General and administration expense	(22.1)	(21.5)	(26.5)	(35.4)
Income from operations	247.4	390.2	292.5	110.7
Finance expense	(12.1)	(31.7)	(39.5)	(49.4)
Finance income	2.7	4.2	3.6	3.2
Other income (expense)	67.7	(48.7)	(80.8)	(41.6)
Net income before income taxes from Continuing Operations	305.6	314.0	175.7	23.0
Income tax expense	(87.0)	(126.8)	(93.4)	(17.2)
Net income from Continuing Operations	218.6	187.2	82.3	5.8

Discontinued Operations
Net income from Discontinued Operations	$12.0	$122.9	$115.2	$69.8
Net income	$230.6	$310.1	$197.5	$75.6

Net income per share - Continuing Operations
Basic	$0.27	$0.24	$0.10	$0.01
Diluted	$0.24	$0.23	$0.10	$0.01

Net income per share
Basic	$0.29	$0.39	$0.25	$0.10
Diluted	$0.25	$0.38	$0.25	$0.10
(1)    Restated. See ‘Sale of Brazil Operations’ in the Corporate section of this document.

Management’s Discussion and Analysis For the three and six months ended June 30, 2026

FINANCIAL RESULTS (CONTINUED)
Selected Quarterly Information (Continued)

	June 30, 2025(1)	March 31, 2025(1)	December 31, 2024(1)	September 30, 2024(1)
Revenue	$285.8	$265.7	$359.4	$279.5
Cost of sales
Operating expense	(133.2)	(196.1)	(220.6)	(172.2)
Depreciation and depletion	(52.7)	(50.8)	(42.9)	(27.6)
Income from mine operations	99.9	18.8	95.9	79.7
Care and maintenance expense	(35.3)	(9.9)	(0.6)	—
Exploration and evaluation expense	(0.8)	(0.7)	(0.4)	(0.8)
General and administration expense	(25.5)	(17.4)	(12.6)	(13.2)
Income (loss) from operations	38.4	(9.2)	82.4	65.6
Finance expense	(43.9)	(46.4)	(36.7)	(18.8)
Finance income	2.4	1.8	1.5	1.7
Other income (expense)	5.4	(15.7)	(42.4)	(27.8)
Net income (loss) before income taxes from Continuing Operations	2.3	(69.5)	4.8	20.7
Income tax expense	(30.7)	(9.0)	(34.4)	(36.4)
Net loss from Continuing Operations	(28.4)	(78.5)	(29.6)	(15.7)

Discontinued Operations
Net income from Discontinued Operations, net of tax	$52.3	$3.0	$57.9	$16.0
Net income (loss)	$23.8	$(75.5)	$28.3	$0.3

Net loss per share - Continuing Operations
Basic	$(0.06)	$(0.17)	$(0.07)	$(0.04)
Diluted	$(0.06)	$(0.17)	$(0.07)	$(0.04)

Net income (loss) per share
Basic	$0.05	$(0.17)	$0.06	$—
Diluted	$0.05	$(0.17)	$0.06	$—
(1)    Restated. See ‘Sale of Brazil Operations’ in the Corporate section of this document.

LIQUIDITY AND CAPITAL RESOURCES
At June 30, 2026, the Company had financial, operating, and capital commitments of $519.4 million that require settlement within the next 12 months. At June 30, 2026, the Company had cash and cash equivalents of $317.8 million. At June 30, 2026, $559.6 million of the $1.0 billion Revolving Facility remained undrawn. On April 27, 2026, the Company amended the Revolving Facility to increase the facility size from $850.0 million to $1.0 billion and extended its maturity date from July 31, 2029 to July 31, 2030. Additionally, the uncommitted accordion feature was increased from $350.0 million to $500.0 million.
Upon receipt of cash proceeds on close of the Brazil Sale Transaction in January 2026, the Company: (i) fully repaid the $500.0 million Term Loan, without penalty, and the Term Loan facility was terminated; (ii) paid $298.6 million to extinguish the Sprott Loan and related obligations; and (iii) paid down $115.0 million of the outstanding principal under the Revolving Facility. The Company paid an additional $75.0 million in March 2026 under the Revolving Facility.
During the three and six months ended June 30, 2026, the Company generated cash flow from operations before changes in working capital of $272.0 million and $613.0 million, respectively, and cash flow from operations of $203.4 million and $440.3 million, respectively.
Following the close of the Orla Transaction, the Company fully repaid Orla’s revolving credit facility and term loan of $115.7 million.

Management’s Discussion and Analysis For the three and six months ended June 30, 2026

LIQUIDITY AND CAPITAL RESOURCES (CONTINUED)
Management believes the Company’s operating cash flows expected over the next 12 months, in addition to its cash and cash equivalents and available credit from the Revolving Facility, are sufficient to satisfy its financial, operating, and capital commitments that require settlement within the next 12 months.
Working Capital
Cash and cash equivalents at June 30, 2026 was $317.8 million (December 31, 2025 - $407.4 million) and working capital was $255.3 million (December 31, 2025 - working capital $708.6 million). Working capital at December 31, 2025 included all assets and liabilities associated with the Brazil Sale Transaction as the Brazil Operations were classified as held for sale at December 31, 2025 (Assets held for sale: $928.3 million; Liabilities relating to assets held for sale: $230.7 million). All assets and liabilities associated with the Brazil Operations were derecognized on disposition in January 2026. Other significant components of working capital are described below.
Marketable securities at June 30, 2026 were $163.8 million (December 31, 2025 - $162.7 million). The increase was primarily due to the favourable changes in the fair value of the investment in Versamet, partially offset by the sale of all Mining Americas common shares held by the Company in February 2026 for total proceeds of C$56.1 million ($41.1 million).
Current inventories at June 30, 2026 were $435.7 million (December 31, 2025 - $369.8 million). The increase was primarily due to higher stockpile inventories at Valentine and Greenstone, driven mainly by an increase in cost per ounce, and higher supplies inventories at Valentine and Greenstone, offset partially by lower work-in-process inventories at Nicaragua Operations.
Current liabilities were $774.4 million at June 30, 2026 compared to $1,262.0 million at December 31, 2025. The decrease was primarily due to the following:
•$230.7 million derecognized on disposal of the liabilities relating to Brazil Operations,
•$152.3 million decrease in the current portion of loans and borrowings on extinguishment of the Term Loan and Sprott Loan,
•$27.9 million decrease in income taxes payable primarily due to tax payments made during the first half of 2026, offset partially by an increase in taxes payable due to income from operations,
•$65.6 million decrease in the current portion of deferred revenue as a result of deliveries associated with the gold sale and prepay arrangements; and
•$38.8 million decrease in the current portion of derivative liabilities, primarily related to gold contracts, 2025 Convertible Notes conversion option, and the Equinox Gold warrant liability.
Cash Flow
Cash provided by operating activities in Q2 2026 was $203.4 million (Q2 2025 - $132.9 million) and for the six months ended June 30, 2026 was $440.3 million (six months ended June 30, 2025 - $187.4 million). The increase in cash provided by operating activities for the three and six months ended June 30, 2026 compared to the same periods in 2025 was primarily due to higher income from mine operations, driven by contributions from the Nicaragua Operations and Valentine following the Calibre Acquisition in June 2025, as well as higher income from mine operations at Greenstone and the impact of higher realized gold prices. These increases were partially offset by a build-up of current and non-current stockpile inventories and supplies at Greenstone and Valentine, as well as higher income taxes paid in Q1 and Q2 2026.
Cash used in investing activities in Q2 2026 was $206.5 million compared to cash provided by investing activities of $96.9 million in Q2 2025. For the six months ended June 30, 2026, cash provided by investing activities was $502.5 million compared to cash used by investing activities of $36.5 million for the same period in 2025. The increase in cash used in investing activities in Q2 2026 compared to Q2 2025 was primarily due to higher expenditures on mineral properties, plant and equipment, driven by expenditures at the Nicaragua Operations and Valentine following the Calibre Acquisition, as well as higher capital spending at Greenstone associated with the continued ramp-up of operations. Cash provided by investing activities in Q2 2025 was impacted by the net cash acquired from the Calibre Acquisition of $193.1 million. The increase in cash provided by investing activities for the six months ended June 30, 2026 compared to the same period in 2025 was primarily due to the net proceeds received from the sale of Brazil Operations, offset partially by higher expenditures on mineral properties, plant and equipment, due to the same reasons mentioned above.

Management’s Discussion and Analysis For the three and six months ended June 30, 2026

LIQUIDITY AND CAPITAL RESOURCES (CONTINUED)
Cash used in financing activities in Q2 2026 was $44.5 million, compared to cash provided by financing activities of $2.6 million in Q2 2025. For the six months ended June 30 2026, cash used in financing activities was $1,054.9 million compared to cash provided by financing activities of $13.1 million in the same period in 2025.
The increase in cash used in financing activities in Q2 2026 compared to Q2 2025 was primarily due to dividends paid in Q2 2026 (no dividends paid in Q2 2025) and draws made on the Company’s Revolving Facility in Q2 2025 (no similar draws made in Q2 2026). The increase in cash used in financing activities for the six months ended June 30, 2026 compared to the same periods in 2025 was primarily due to the impact of repayments of loans and borrowings utilizing cash received from the sale of the Brazil operations in January 2026, and draws made on the Company’s Revolving Facility in 2025 (no similar draws made in 2026).
Corporate Investments
At June 30, 2026, the Company’s corporate investments included the following:
•11.6 million shares of Versamet (TSX: VMET), representing approximately 10.7% of Versamet on a basic basis
•4.5 million shares of Highlander Silver Corp (“Highlander”) (TSX: HSLV), representing approximately 2.2% of Highlander on a basic basis
On July 7, 2026, the Company sold 8.7 million of its common shares in Versamet for gross proceeds of C$129.9 million ($91.5 million).

OUTSTANDING SHARE DATA
As at the date of this MD&A following completion of the Orla Transaction, the Company has:
•1,167,459,822 common shares issued and outstanding
•8,298,865 common shares issuable on the exercise of outstanding options, 4,276,061 common shares issuable on the settlement of outstanding restricted share units and 1,980,198 common shares issuance on the settlement of outstanding performance share units based on applying the maximum performance factors
•33,984,799 common shares issuable under share purchase warrants
•27,435,475 common shares potentially issuable on the conversion of outstanding convertible notes with $172.5 million principal amount, 4.75% annual interest rate due October 15, 2028, convertible at $6.29 per Equinox Gold common share and redeemable beginning October 20, 2026, subject to conditions set out in the indenture, including specified share price requirements; and
•4,089,482 common shares potentially issuable on the conversion of outstanding convertible notes with C$49.7 million principal amount, 5.5% annual interest rate due March 4, 2030 convertible at C$12.14 per Equinox Gold common share, subject to conditions set out in the indenture.
The Company’s fully diluted common shares total is 1,247,524,702 at the date of this MD&A.

Management’s Discussion and Analysis For the three and six months ended June 30, 2026

COMMITMENTS AND CONTINGENCIES
Commitments
The Company enters into contracts in the normal course of business that give rise to commitments for future payments. The following table summarizes the contractual maturities of the Company’s financial liabilities, and operating and capital purchase commitments, at June 30, 2026:

$’s in thousands	Within 1 year	1-2 years	2-3 years	3-4 years	4–5 years	Thereafter	Total
Trade payables and accrued liabilities	$314,251	$—	$—	$—	$—	$—	$314,251
Loans and borrowings(1)(4)	38,077	38,281	205,764	58,826	440,394	—	781,342
Derivative liabilities(2)	17,481	797	—	—	—	—	18,278
Lease liabilities(4)	25,338	19,971	13,797	7,221	19,059	7,135	92,521
Other financial liabilities(1)(3)(4)	51,594	52,822	47,271	36,853	9,404	—	197,944
Reclamation and closure costs(4)	1,301	19,303	21,138	9,270	5,793	353,095	409,900
Purchase commitments(4)	42,734	66	—	—	—	—	42,800
Other operating commitments(4)	28,594	27,704	27,504	27,504	27,504	412,567	551,377
Total	$519,370	$158,944	$315,474	$139,674	$502,154	$772,797	$2,408,413
(1)Amount includes principal and interest payments, except accrued interest which is included in accounts payable and accrued liabilities.
(2)Derivative liabilities in the above table represent the fair values of the derivative instruments that are expected to be cash-settled.
(3)Other financial liabilities mainly relate to the equipment facilities.
(4)Amounts represent undiscounted future cash flows.
Contingencies
The Company is a defendant in various lawsuits and is exposed to contingent liabilities arising from legal and other actions relating to tax, environmental and other matters. Management regularly reviews these matters with external counsel to assess the likelihood of a material cash outflow. Where management believes that a cash outflow is probable, a provision for the estimated settlement amount is recognized. Liabilities relating to uncertain tax treatments are recognized as part of income tax liabilities. At June 30, 2026, this provision amounted to $27.3 million, of which $13.1 million was included in other current liabilities and $14.2 million was included in other non-current liabilities. The provision related to taxes payable relating to prior periods, estimated probable indemnity payments and other matters relating to the sale of the Brazil Operations (December 31, 2025 – $10.3 million which was primarily included in liabilities relating to assets held for sale).
The Company is exposed to contingent liabilities related to administrative, civil and criminal proceedings concerning a former subsidiary that owns the Aurizona Mine, arising from a March 2021 rain event and resulting flooding. As part of the sale of the Brazil Operations, the Company provided indemnities in respect of certain claims, including this matter. No provision had been recognized as at June 30, 2026 in respect of this matter, as the Company believes that a cash outflow in respect of this matter is not probable.

RELATED PARTY TRANSACTIONS
The Company’s related parties include its subsidiaries and key management personnel. The Company’s key management personnel consists of executive and non-executive directors and members of executive management. There were no significant related party transactions during the six months ended June 30, 2026.

Management’s Discussion and Analysis For the three and six months ended June 30, 2026

NON-IFRS MEASURES
This MD&A refers to cash costs, cash costs per oz sold, AISC, AISC per oz sold, adjusted net income, adjusted EPS, mine-site free cash flow, adjusted EBITDA, net debt, and sustaining capital expenditures that are measures with no standardized meaning under IFRS, i.e. they are non-IFRS measures, and may not be comparable to similar measures presented by other companies. Their measurement and presentation is consistently prepared and is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Numbers presented in the tables below may not sum due to rounding.
Cash Costs and Cash Costs per oz Sold
Cash costs is a common cost measure in the gold mining industry; however, it has no standard meaning under IFRS. The Company reports total cash costs on a per oz sold basis. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to understand the costs associated with producing gold and assess operating performance. Cash costs are calculated as mine site operating costs and are net of costs allocated to by-products. Cash costs are divided by ounces sold to arrive at cash costs per oz sold. In calculating cash costs, the Company deducts costs allocated to by-products as it considers the cost to produce the gold is reduced as a result of the by-product sales incidental to the gold production process, thereby allowing management and other stakeholders to assess the net costs of gold production. The measure is not necessarily indicative of cash flow from operations under IFRS or operating costs presented under IFRS.
AISC per oz Sold
The Company uses AISC per oz of gold sold to measure operating performance. The methodology for calculating AISC was developed internally and is outlined below. Current IFRS measures used in the gold industry, such as operating expenses, do not capture all of the expenditures incurred to discover, develop and sustain gold production. The Company believes AISC per oz sold provides further transparency into costs associated with producing gold and will assist analysts, investors and other stakeholders of the Company in assessing its operating performance and its overall value. AISC includes cash costs (described above) and also includes sustaining capital expenditures, sustaining lease payments, reclamation cost accretion and amortization and exploration and evaluation costs.
This measure seeks to reflect the full cost of gold production from current operations, therefore, expansionary capital and non-sustaining expenditures are excluded.

Management’s Discussion and Analysis For the three and six months ended June 30, 2026

NON-IFRS MEASURES (CONTINUED)
Cash Costs, Cash Costs per oz Sold and AISC per oz Sold (Continued)
The following table provides a reconciliation of cash costs per oz of gold sold and AISC per oz of gold sold to the most directly comparable IFRS measure on an aggregate basis:

$’s in millions, except ounce and per oz figures	Three months ended			Six months ended
	June 30, 2026	March 31, 2026	June 30, 2025	June 30, 2026	June 30, 2025
Operating expenses	$341.6	$310.9	$133.2	$652.5	$329.3
Costs allocated to by-products	(12.3)	(9.8)	(0.6)	(22.1)	(1.1)
Fair value adjustment on acquired inventories	(4.8)	(3.9)	1.4	(8.7)	(2.2)
Non-recurring charges recognized in operating expenses(1)	—	—	(10.7)	—	(36.8)
Pre-commercial production and development stage operating expenses(2)	(4.1)	(6.4)	(6.0)	(10.5)	(12.0)
Total cash costs - Continuing Operations	320.4	290.8	117.3	611.2	277.3
Total cash costs - Discontinued Operations(3)	—	30.7	96.1	30.7	192.1
Total cash costs - All Operations	$320.4	321.5	213.4	$641.9	469.4

Gold oz sold - Continuing Operations	177,959	183,960	88,453	361,920	180,921
Less: gold oz sold during pre-commercial production period and development stage(2)	(1,517)	(2,293)	(4,713)	(3,810)	(7,935)
Adjusted gold oz sold - Continuing Operations	176,442	181,667	83,740	358,110	172,986
Gold oz sold - Discontinued Operations	—	15,257	60,485	15,257	115,937
Adjusted gold oz sold - All Operations	176,442	196,924	144,225	373,367	288,923

Cash costs per gold oz sold - Continuing Operations	$1,816	$1,601	$1,401	$1,707	$1,603
Cash costs per gold oz sold - Discontinued Operations	$—	$2,010	$1,589	$2,010	$1,657
Cash costs per gold oz sold - All Operations	$1,816	$1,633	$1,480	$1,719	$1,625

Total cash costs - Continuing Operations	$320.4	$290.8	$117.3	$611.2	$277.3
Sustaining capital	59.1	53.0	35.6	112.1	51.9
Sustaining lease payments	0.1	0.1	0.2	0.3	0.4
Reclamation expense	4.4	4.1	4.2	8.5	6.4
Sustaining exploration expense	1.4	—	—	1.4	—
Pre-commercial production and development stage sustaining expenditures(2)	(1.6)	(1.4)	(1.7)	(3.0)	(1.9)
Total AISC - Continuing Operations	383.8	346.7	155.6	730.5	334.2
Total AISC - Discontinued Operations(3)	—	37.4	127.2	37.4	247.4
Total AISC - All Operations	$383.8	384.1	282.8	$767.9	581.6

AISC per gold oz sold - Continuing Operations	$2,175	$1,908	$1,859	$2,040	$1,932
AISC per gold oz sold - Discontinued Operations	$—	$2,452	$2,103	$2,452	$2,134
AISC per gold oz sold - All Operations	$2,175	$1,950	$1,961	$2,057	$2,013
(1)Non-recurring charges recognized in operating expenses relates to a write-down of heap leach ore at Los Filos driven by the indefinite suspension of operations on April 1, 2025.
(2)Consolidated cash cost per oz sold and AISC per oz sold exclude Castle Mountain results after August 31, 2024 when residual leaching commenced, Los Filos results after March 31, 2025 as operations were indefinitely suspended on April 1, 2025 and Valentine results for the period prior to December 2025 after the mine achieved commercial production. Consolidated AISC per oz sold excludes corporate general and administration expenses.

Management’s Discussion and Analysis For the three and six months ended June 30, 2026

NON-IFRS MEASURES (CONTINUED)
Cash Costs, Cash Costs per oz Sold and AISC per oz Sold (Continued)
(3)     The following table provides a reconciliation of total cash costs and AISC from Discontinued Operations:

$’s in millions	Three months ended			Six months ended
	June 30, 2026	March 31, 2026	June 30, 2025	June 30, 2026	June 30, 2025
Discontinued Operations:
Operating expenses	$—	$31.8	$96.4	$31.8	$192.9
Less: costs allocated to by-products	—	(1.2)	(0.3)	(1.2)	(0.8)
Total cash costs	—	30.7	96.1	$30.7	$192.1
Sustaining capital	—	5.6	26.5	5.6	47.7
Sustaining lease payments	—	0.9	2.7	0.9	4.4
Reclamation expense	—	0.3	1.8	0.3	3.2
Total AISC	$—	$37.4	$127.2	$37.4	$247.4

Management’s Discussion and Analysis For the three and six months ended June 30, 2026

NON-IFRS MEASURES (CONTINUED)
Sustaining Capital and Sustaining Expenditures
Sustaining capital expenditures are defined as those expenditures which do not increase annual gold production at a mine site and excludes all expenditures at the Company’s projects and certain expenditures at the Company’s operating sites which are deemed expansionary. Sustaining capital expenditures can include, but are not limited to, capitalized stripping costs at open pit mines, underground mine development, mining and milling equipment and TSF raises. The following table provides a reconciliation of sustaining capital expenditures to the Company’s total capital expenditures for Continuing Operations:

	Three months ended			Six months ended
$’s in millions	June 30, 2026	March 31, 2026	June 30, 2025	June 30, 2026	June 30, 2025
Capital additions to mineral properties, plant and equipment(1)	$197.5	$167.4	$118.2	$364.9	$210.8
Less: Non-sustaining capital at operating sites	(128.6)	(102.4)	(17.9)	(231.1)	(59.0)
Less: Non-sustaining capital associated with pre-commercial production period and development projects(3)	(8.4)	(3.3)	(16.2)	(11.7)	(16.2)
Less: Sustaining capital associated with pre-commercial production period and development projects(3)	(0.2)	—	—	(0.2)	(1.7)
Less: Non-cash additions(2)	(1.1)	(3.1)	(22.0)	(4.2)	(34.4)
Sustaining capital - All Operations	59.1	58.6	62.1	117.7	99.6
Sustaining capital - Discontinued Operations(4)	—	5.6	26.5	5.6	47.7
Sustaining capital - Continuing Operations	$59.1	$53.0	$35.6	$112.1	$51.9

Sustaining capital - All Operations	$59.1	$58.6	$62.1	$117.7	$99.6
Add: Sustaining lease payments	0.1	1.0	2.9	1.2	4.8
Add: Sustaining reclamation expense	4.4	4.4	6.0	8.8	9.5
Add: Sustaining exploration expense	1.4	—	—	1.4	–
Less: Sustaining expenditures associated with pre-commercial production period and development projects(3)	(1.6)	(1.4)	(1.7)	(3.0)	(1.7)
Sustaining expenditures - consolidated	63.5	62.6	69.4	126.1	112.2
Sustaining expenditures - operating mine sites - Discontinued Operations(4)	—	6.7	31.1	6.7	55.3
Sustaining expenditures - operating mine sites - Continuing Operations	$63.5	$55.9	$38.3	$119.3	$56.9
(1)Per note 6 of the consolidated financial statements. Capital additions exclude non-cash changes to reclamation assets arising from changes in discount rate and inflation rate assumptions in the reclamation provision.
(2)Non-cash additions include right-of-use assets associated with leases recognized in the period, capitalized depreciation for deferred stripping activities, and capitalized non-cash share-based compensation.
(3)Relates to Castle Mountain after August 2024 when residual leaching commenced, Los Filos after March 2025 as operations were indefinitely suspended on April 1, 2025 and Valentine for the period prior to December 2025 after the mine achieved commercial production.

Management’s Discussion and Analysis For the three and six months ended June 30, 2026

NON-IFRS MEASURES (CONTINUED)
Sustaining Capital and Sustaining Expenditures (Continued)
(4)The following table provides a reconciliation of sustaining capital and sustaining expenditures from Discontinued Operations:

	Three months ended			Six months ended
$’s in millions	June 30, 2026	March 31, 2026	June 30, 2025	June 30, 2026	June 30, 2025
Discontinued Operations:
Capital additions to mineral properties, plant and equipment	$—	$6.4	$37.5	$6.4	$72.8
Less: Non-sustaining capital	—	(0.6)	(2.6)	(0.6)	(10.6)
Less: Non-cash additions	—	(0.1)	(8.3)	(0.1)	(14.5)
Sustaining capital	—	5.6	26.5	5.6	47.7
Add: Sustaining lease payments	—	0.9	2.7	0.9	4.4
Add: Sustaining reclamation expense	—	0.3	1.8	0.3	3.2
Add: Sustaining exploration expense	—	—	—	—	—
Sustaining expenditures - operating mine sites	$—	$6.7	$31.1	$6.7	$55.3

Management’s Discussion and Analysis For the three and six months ended June 30, 2026

NON-IFRS MEASURES (CONTINUED)
Total Mine-Site Free Cash Flow
Mine-site free cash flow is a non-IFRS financial performance measure. The Company believes this measure is a useful indicator of its ability to operate without reliance on additional borrowing or usage of existing cash. In calculating total mine-site free cash flow, the Company excludes the impact of fair value adjustments on acquired inventories as these adjustments do not impact cash flow from operating mine sites. Mine-site free cash flow is intended to provide additional information only and does not have any standardized meaning under IFRS and may not be comparable to similar measures of performance presented by other mining companies. Mine-site free cash flow should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.
The following table provides a reconciliation of mine-site free cash flow to the most directly comparable IFRS measure on an aggregate basis:

	Three months ended			Six months ended
$’s in millions	June 30, 2026	March 31, 2026	June 30, 2025	June 30, 2026	June 30, 2025
Operating cash flow before non-cash changes in working capital	$272.0	$341.0	$126.0	$613.0	$199.3
Fair value adjustments on acquired inventories	4.8	3.9	(1.4)	8.7	2.2
Non-recurring charges recognized in operating expenses(1)	—	—	10.7	—	36.8
Operating cash flow used by non-mine site activity(2)	148.9	237.9	106.9	386.8	146.8
Cash flow from operating mine sites - All Operations	$425.8	$582.7	$242.1	$1,008.5	$385.0
Cash flow from operating mine sites - Discontinued Operations(3)	$—	$20.7	$91.6	$20.7	$143.3
Cash flow from operating mine sites - Continuing Operations	$425.8	562.0	150.5	$987.8	241.7

Cash flow from operating mine sites - All Operations	$425.8	$582.7	$242.1	$1,008.5	$385.0
Less: Capital expenditures from operating mine sites
Mineral property, plant and equipment additions	197.5	167.4	118.2	364.9	210.8
Capital expenditures relating to pre-commercial production and development projects, corporate and other non-cash additions	(9.8)	(6.4)	(38.2)	(16.1)	(52.2)
Less: Capital expenditure from operating mine sites - All Operations	187.7	161.0	80.0	348.8	158.6
Less: Lease payments related to non-sustaining capital items	7.8	6.2	5.4	14.1	10.2
Less: Non-sustaining exploration expense	6.5	6.6	2.1	13.1	3.9
Total mine-site free cash flow before changes in working capital - All Operations	$223.7	$408.9	$154.5	$632.6	$212.2
Total mine-site free cash flow before changes in working capital - Discontinued Operations(3)	$—	$14.5	$62.4	$14.5	$85.0
Total mine-site free cash flow before changes in working capital - Continuing Operations	$223.7	$394.3	$92.1	$618.0	$127.2

Increase in non-cash working capital - All Operations	(68.6)	(104.2)	6.9	(172.8)	(11.9)
Total mine-site free cash flow after changes in non-cash working capital - All Operations	$155.1	$304.7	$161.4	$459.8	$200.3
(1)Non-recurring charges recognized in operating expenses for the three and six months ended June 30, 2025 include a write-down of heap leach ore at Los Filos driven by the indefinite suspension of operations on April 1, 2025.
(2)Includes taxes paid and proceeds from gold prepayments that are not factored into mine-site free cash flow and are included in operating cash flow before non-cash changes in working capital in the statement of cash flows.

Management’s Discussion and Analysis For the three and six months ended June 30, 2026

NON-IFRS MEASURES (CONTINUED)
Total Mine-Site Free Cash Flow (Continued)
(3)The following table provides a reconciliation of mine site free cash flow after changes in working capital from Discontinued Operations:

	Three months ended			Six months ended
$’s in millions	June 30, 2026	March 31, 2026	June 30, 2025	June 30, 2026	June 30, 2025
Discontinued Operations:
Operating cash flow before non-cash changes in working capital	$—	$20.7	$91.6	20.7	143.3
Less: Capital expenditures from operating mine sites	—	6.2	29.2	6.2	58.3
Total mine site free cash flow before changes in working capital	—	14.5	62.4	$14.5	$85.0
Increase in non-cash operating working capital	—	(17.9)	(7.7)	$(17.9)	$(18.9)
Total mine site free cash flow after changes in working capital	$—	$(3.3)	$54.7	$(3.3)	$66.1

Management’s Discussion and Analysis For the three and six months ended June 30, 2026

EBITDA and Adjusted EBITDA
The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors and other stakeholders use adjusted EBITDA to evaluate the Company’s performance and ability to generate cash flows and service debt. EBITDA is defined as earnings before interest, tax, depreciation and amortization.
Adjusted EBITDA is defined as earnings before interest, tax, depreciation, and amortization, adjusted to exclude specific items that are significant but not reflective of the underlying operating performance of the Company, such as the impact of fair value changes of options, warrants, foreign exchange contracts and gold contracts; unrealized foreign exchange gains and losses, transaction costs, and non-cash share-based compensation expense. It is also adjusted to exclude items whose timing or amount cannot be reasonably estimated in advance or that are not considered representative of core operating performance, such as impairments and gains and losses on disposals of assets.
The following tables provide the calculation of EBITDA and adjusted EBITDA, as calculated by the Company:
EBITDA and Adjusted EBITDA

	Three months ended			Six months ended
$’s in millions	June 30, 2026	March 31, 2026	June 30, 2025	June 30, 2026	June 30, 2025
Continuing Operations:
Net income (loss) - Continuing Operations	$218.6	$187.2	$(28.4)	$405.8	$(106.9)
Income tax expense	87.0	126.8	30.7	213.8	39.7
Depreciation and depletion	130.3	116.1	59.1	246.4	110.1
Finance costs	12.1	31.7	43.9	43.8	90.4
Finance income	(2.7)	(4.2)	(2.4)	(6.9)	(4.2)
EBITDA - Continuing Operations	$445.3	$457.6	$102.9	$902.9	$128.9
Non-cash share-based compensation	2.0	1.8	4.4	3.7	7.3
Unrealized (gain) loss on gold contracts	(35.9)	(10.9)	(10.6)	(46.8)	16.4
Unrealized loss (gain) on foreign exchange contracts	4.8	10.9	(30.2)	15.8	(64.6)
Unrealized foreign exchange (gain) loss	(3.7)	(8.8)	6.0	(12.5)	4.0
Change in fair value of Greenstone Contingent Consideration	(10.4)	4.1	6.1	(6.3)	21.1
Change in fair value of 2025 Convertible Notes conversion option	(18.6)	1.7	—	(16.9)	—
Change in fair value of Equinox Gold warrant liability	(13.6)	(2.0)		(15.6)	—
Net (gain) loss on modification and extinguishment of debt	(18.2)	32.6	—	14.4	—
Other (income) expense	(2.4)	1.7	(0.1)	(0.7)	1.9
Transaction and integration costs	4.2	0.3	9.0	4.6	12.3
Fair value adjustments on acquired inventories	4.8	3.9	(1.4)	8.7	2.2
Non-recurring charges recognized in operating expense(1)	—	—	11.7	—	40.2
Non-recurring charges recognized in care and maintenance expense	—	—	8.1	—	17.5
Adjusted EBITDA - Continuing Operations	$358.3	$493.0	$105.8	$851.3	$187.2
Adjusted EBITDA - Discontinued Operations(2)	$—	$34.2	$93.3	$34.2	$153.4
Adjusted EBITDA - All Operations	$358.3	$527.2	$199.1	$885.5	$340.6
(1)Non-recurring charges recognized in operating expenses for the three and six months ended June 30, 2025 include a write-down of heap leach ore at Los Filos driven by the indefinite suspension of operations on April 1, 2025.

Management’s Discussion and Analysis For the three and six months ended June 30, 2026

NON-IFRS MEASURES (CONTINUED)
EBITDA and Adjusted EBITDA (Continued)
(2) The following table provides a reconciliation of adjusted EBITDA from Discontinued Operations:

	Three months ended			Six months ended
$’s in millions	June 30, 2026	March 31, 2026	June 30, 2025	June 30, 2026	June 30, 2025
Discontinued Operations:
Net income	$12.0	$122.9	$52.3	$135.0	$55.3
Income tax expense	—	9.1	(5.2)	9.1	(3.6)
Depreciation and depletion	—	—	36.5	—	83.1
Finance costs	—	0.4	1.4	0.4	3.3
Finance income	—	—	(0.1)	—	(0.4)
EBITDA - Discontinued Operations	$12.0	$132.5	$84.8	$144.5	$137.8
Non-cash share-based compensation	—	—	0.1	—	0.1
Unrealized foreign exchange (gain) loss	—	7.2	5.7	7.2	13.7
Gain on sale of Brazil Operations	(12.0)	(105.6)		(117.7)	—
Other (income) expense	—	0.1	2.7	0.1	1.8
Adjusted EBITDA - Discontinued Operations	$—	$34.2	$93.3	$34.2	$153.4

Adjusted Net Income and Adjusted EPS
Adjusted net income and adjusted EPS are used by management and investors to measure the underlying operating performance of the Company. Adjusted net income is defined as net income adjusted to exclude specific items that are significant but not reflective of the underlying operating performance of the Company, such as the impact of fair value changes in the value of options, warrants, foreign exchange contracts and gold contracts, unrealized foreign exchange gains and losses, and non-cash share-based compensation expense. It is also adjusted to exclude items whose timing or amount cannot be reasonably estimated in advance or that are not considered representative of core operating performance, such as impairments and gains and losses on disposals of assets. Adjusted net income per share amounts are calculated using the weighted average number of shares outstanding on a basic and diluted basis as determined by IFRS.
The following table provides the calculation of adjusted net income and adjusted EPS, as adjusted and calculated by the Company:

Management’s Discussion and Analysis For the three and six months ended June 30, 2026

NON-IFRS MEASURES (CONTINUED)
Adjusted Net Income and Adjusted EPS (Continued)

	Three months ended			Six months ended
$’s and shares in millions	June 30, 2026	March 31, 2026	June 30, 2025	June 30, 2026	June 30, 2025
Net income (loss) attributable to Equinox Gold shareholders - continuing operations	$218.6	$187.2	$(28.4)	$405.8	$(106.9)
Add (deduct):
Non-cash share-based compensation	2.0	1.8	4.4	3.7	7.3
Unrealized (gain) loss on gold contracts	(35.9)	(10.9)	(10.6)	(46.8)	16.4
Unrealized loss (gain) on foreign exchange contracts	4.8	10.9	(30.2)	15.8	(64.6)
Unrealized foreign exchange loss (gain)	(3.7)	(8.8)	6.0	(12.5)	4.0
Change in fair value of Greenstone Contingent Consideration	(10.4)	4.1	6.1	(6.3)	21.1
Change in fair value of 2025 Convertible Notes conversion option	(18.6)	1.7	—	(16.9)	—
Change in fair value of warrant liability	(13.6)	(2.0)	—	(15.6)	—
Net (gain) loss on modification and extinguishment of debt	(18.2)	32.6	—	14.4	—
Other (income) expense	(2.4)	1.7	(0.1)	(0.7)	1.9
Transaction costs	4.2	0.3	9.0	4.6	13.1
Fair value adjustments on acquired inventories	4.8	3.9	(1.4)	8.7	2.2
Non-recurring charges recognized in operating expense(1)	—	—	11.7	—	40.2
Non-recurring charges recognized in care and maintenance expense	—	—	8.1	—	17.5
Non-recurring charge recognized in tax expense	—	(1.2)	21.3	(1.2)	6.5
Income tax impact related to above adjustments	(1.2)	(5.6)	(2.1)	(6.8)	(1.7)
Unrealized foreign exchange loss (gain) recognized in deferred tax expense	(7.1)	1.4	(0.2)	(5.6)	(1.8)
Adjusted net income (loss) - Continuing Operations	$123.3	$217.2	$(6.6)	$340.5	$(44.9)
Adjusted net income - Discontinued Operations(2)	—	16.8	49.1	16.8	53.5
Adjusted net income - All Operations	$123.3	$234.0	$42.5	$357.3	$8.6

Basic weighted average shares outstanding	790.0	788.6	499.4	789.4	477.7
Diluted weighted average shares outstanding	829.9	825.8	506.1	829.9	477.7

Adjusted EPS - Continuing Operations
Per share - basic ($/share)	$0.16	$0.28	$(0.01)	$0.43	$(0.09)
Per share - diluted ($/share)	$0.15	$0.26	$(0.01)	$0.41	$(0.09)

Adjusted EPS - Discontinued Operations
Per share - basic ($/share)	$0.00	$0.02	$0.10	$0.02	$0.11
Per share - diluted ($/share)	$0.00	$0.02	$0.10	$0.02	$0.11

Adjusted EPS - All Operations
Per share - basic ($/share)	$0.16	$0.30	$0.09	$0.45	$0.02
Per share - diluted ($/share)	$0.15	$0.28	$0.08	$0.43	$0.02
(1)Non-recurring charges recognized in operating expenses for the three and six months ended June 30, 2025 include a write-down of heap leach ore at Los Filos driven by the indefinite suspension of operations on April 1, 2025.

Management’s Discussion and Analysis For the three and six months ended June 30, 2026

NON-IFRS MEASURES (CONTINUED)
Adjusted Net Income and Adjusted EPS (Continued)
(2)The following table provides a reconciliation of adjusted net income from Discontinued Operations:

	Three months ended			Six months ended
$’s in millions	June 30, 2026	March 31, 2026	June 30, 2025	June 30, 2026	June 30, 2025
Discontinued Operations:
Net income attributable to Equinox Gold shareholders - Discontinued Operations	$12.0	$122.9	$52.3	$135.0	$55.3
Add (deduct):
Non-cash share-based compensation	—	—	0.1	—	0.1
Unrealized foreign exchange loss (gain)	—	7.2	5.7	7.2	13.7
Gain on sale of Brazil Operations	(12.0)	(105.6)	—	(117.7)	—
Other expense (income)	—	0.1	2.7	0.1	1.8
Income tax impact related to above adjustments	—	(1.2)	(1.7)	(1.2)	(2.5)
Unrealized foreign exchange (gain) loss recognized in deferred tax expense	—	(6.7)	(9.9)	(6.7)	(15.0)
Adjusted net income - Discontinued Operations	$—	$16.8	$49.1	$16.8	$53.5

Net Debt
The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use net debt to evaluate the Company’s performance. Net debt does not have any standardized meaning prescribed under IFRS, and therefore it may not be comparable to similar measures employed by other companies. This measure is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performances prepared in accordance with IFRS. Net debt is calculated as the sum of the current and non-current portions of long-term debt, net of the cash and cash equivalent (unrestricted) balance as at the balance sheet date. A reconciliation of net debt is provided below.

$’s in millions	June 30, 2026	March 31, 2026	June 30, 2025
Current portion of loans and borrowings	$29.1	$29.1	$220.3
Non-current portion of loans and borrowings	553.9	585.6	$1,560.0
Total debt	583.0	614.7	$1,780.3
Less: Cash and cash equivalents (unrestricted)	(317.8)	(363.0)	$(406.7)
Net debt	$265.2	$251.8	$1,373.7

Management’s Discussion and Analysis For the three and six months ended June 30, 2026

ACCOUNTING MATTERS
Basis of Preparation and Accounting Policies
The Company’s consolidated financial statements have been prepared in accordance with IFRS as issued by the IASB. Details of material accounting policies are disclosed in note 3 of the Company’s annual audited consolidated financial statements for the year ended December 31, 2025. Except as disclosed in note 2(c) of the Company’s condensed consolidated interim financial statements for the three and six months ended June 30, 2026, the accounting policies applied in the preparation of the condensed consolidated interim financial statements are consistent with those applied in the Company’s annual audited consolidated financial statements for the year ended December 31, 2025.
Critical Accounting Estimates and Judgments
In preparing the Company’s consolidated financial statements in conformity with IFRS, management has made judgments, estimates and assumptions that affect the application of the Company’s accounting policies and the reported amounts of assets, liabilities, income and expense. Actual results may differ. Critical accounting estimates represent estimates that are uncertain and for which changes in those estimates could materially impact the consolidated financial statements. All estimates and underlying assumptions are reviewed on an ongoing basis. Revisions are recognized in the period in which the estimates are revised and in any future periods affected. Areas of judgment are disclosed in note 4(a) of the Company’s consolidated financial statements for the year ended December 31, 2025. Key sources of estimation uncertainty, including those the Company believes to be critical accounting estimates, that have the most significant effect are disclosed in notes 4(b), 5(a) and 10(c) of the Company’s consolidated financial statements for the year ended December 31, 2025.

INTERNAL CONTROLS OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES
Management, with the participation of the Chief Executive Officer and Chief Financial Officer, are responsible for establishing and maintaining adequate internal control over financial reporting and disclosure controls and procedures. The Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. These inherent limitations include the realities that judgements in decision making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the actions of one individual, by collusion of two or more people, or by unauthorized override of the control. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.
During the three months ended June 30, 2026, there were no changes in internal controls over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company's internal controls over financial reporting.

Management’s Discussion and Analysis For the three and six months ended June 30, 2026

CAUTIONARY NOTES AND FORWARD-LOOKING STATEMENTS
This MD&A includes forward-looking information and forward-looking statements within the meaning of applicable securities laws and may include future-oriented financial information or financial outlook information (collectively “Forward-looking Information”). Actual results of operations and the ensuing financial results may vary materially from the amounts set out in any Forward-looking Information. Forward-looking Information in this MD&A includes: the Company’s strategic vision and expectations for exploration potential, production capabilities, growth potential, expansion projects and future financial or operating performance, including shareholder returns; the expected benefits of the Orla Acquisition and attributes of Equinox Gold following the Orla Transaction, including potential growth opportunities and operational, competitive and portfolio synergies; the Company’s updated 2026 production and cost guidance; expectations for Greenstone, Valentine and Musselwhite operations, including achieving design capacity at Greenstone and Valentine; Valentine Phase 2 expansion; potential future mining opportunities around Valentine; receipt of required approvals and permits and effectiveness of the FAST-41 designation for Castle Mountain Phase 2; issuance of the updated Castle Mountain feasibility study; successful engineering work at Castle Mountain; realization of the contingent cash consideration from the Brazil operations sale; the Company’s ability to restart operations at Los Filos and the construction of a CIL plant and expectations for future success of the management team.
Forward-looking Information is typically identified by words such as “believe”, “will”, “achieve”, “grow”, “plan”, “expect”, “estimate”, “anticipate”, “target”, “advance”, “increase”, “intend”, “improve”, and similar terms, including variations like “may”, “could”, or “should”, or the negative connotation of such terms. While the Company believes these expectations are reasonable, they are not guarantees and undue reliance should not be placed on them.
Forward-looking Information is based on the Company’s current expectations and assumptions, including: the ability of the directors, executives and management team to work effectively together and achieve the benefits of the Orla Acquisition; effective integration of the assets and workforce of Equinox Gold and Orla; achievement of exploration, production, cost and development goals; achieving design capacity at Greenstone and Valentine operations; timely execution of the Castle Mountain permitting; stable gold prices and input costs; availability of funding, accuracy of Mineral Reserve and Mineral Resource estimates; effective internal financial reporting controls; statements relating to the distribution of dividends to shareholders of the Company; the periodic review of, and changes to, the Company’s dividend policy; the declaration and payment of future dividends; successful implementation of long-term agreements with Los Filos communities and restarting operations; adherence to mine plans and schedules; expected ore grades and recoveries; absence of labour disruptions or unplanned delays; productive relationships with workers, unions and communities; maintenance and timely receipt of new permits and regulatory approvals; geopolitical stability; compliance with environmental and safety regulations; and constructive engagement with Indigenous and community partners. While the Company considers these assumptions reasonable, they may prove incorrect.
Forward-looking Information involves numerous risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such Forward-looking Information. Such factors include those described in the section “Risk Factors and Uncertainties” in the Company’s MD&A dated February 20, 2026 for the three months and year ended December 31, 2025, in the section titled “Risks Related to the Business” in Equinox Gold’s most recently filed Annual Information Form, and in the sections titled “Risk Factors” in the Company’s Management Information Circular dated June 19, 2026, which are available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov/edgar. Forward-looking Information reflects management’s current expectations for future events and is subject to change. Except as required by applicable law, the Company assumes no obligation to update or to publicly announce the results of any change to any Forward-looking Information contained or incorporated by reference to reflect actual results, future events or developments, changes in assumptions or other factors affecting Forward-looking Information. If the Company updates any Forward-looking Information, no inference should be drawn that the Company will make additional updates with respect to those or other Forward-looking Information. All Forward-looking Information contained in this MD&A is expressly qualified by this cautionary statement.

TECHNICAL INFORMATION
Matthew MacPhail, P.Eng, Senior Vice President, Business Planning and Technical Services, is the Qualified Person under NI 43-101 for Equinox Gold and has reviewed and approved the technical content of this document.